Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of International Financial Reporting Standards (IFRS). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of December 31, 2008 and June 30, 2009 are as follows:

Assets	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Current assets	2,078,149	1,961,321
Other assets	8,500,073	8,277,823

Total assets	10,578,222	10,239,144

Liabilities and Shareholders’ Equity	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Current liabilities	790,797	812,915
Long-term liabilities	3,654,618	3,418,993
Minority interest	119,883	117,682
Shareholders’ equity	6,012,924	5,889,554

Total liabilities and shareholders’ equity	10,578,222	10,239,144

Total assets increased by 3.3%, or U.S.$339 million, from December 31, 2008 to June 30, 2009. This increase is mainly attributable to an increase in property, plant and equipment, financial assets, biological assets, financial assets and tax receivables.

Total liabilities increased by U.S.$214 million from December 31, 2008 to June 30, 2009. This increase is mainly attributable to a net increase in bank obligations, publicly issued bonds and deferred tax.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	06/30/2009	12/31/2008
Current ratio	2.63	2.41
Acid ratio	1.50	1.23

The liquidity ratio for the current year represents an increase, due to a higher proportional increase of the current assets with respect to the current liabilities, which in turn is explained by an increase in financial assets and tax receivables, partially offset by a decrease in inventories and biological assets and an increase in bank obligations and bonds.

The increase in the current acid ratio from 2008 to 2009 is attributable to an increase in financial assets and tax receivables.

Debt indicators	06/30/2009	12/31/2008
Debt to equity ratio	0.72	0.70
Short-term debt to total debt	0.18	0.19
Long-term debt to total debt	0.82	0.81

	06/30/2009	06/30/2008
Financial expenses covered	2.00	5.67

Current liabilities decreased modestly from 19% of total liabilities as of December 31, 2008 to 18% of total liabilities as of June 30, 2009. The decrease is attributable to a lower proportional decrease in current liabilities and an increase in long-term liabilities, due to an increase in bank obligations.

The ratio of financial expenses covered decreased from 5.67 points in June 2008 to 2.00 points in June 30, 2009. The decrease is attributable to a higher decrease in current profits related to financial expenses.

Operational ratios	06/30/2009	12/31/2008
Inventory turnover	1.09	2.61
Inventory turnover (excluding forests)	1.50	3.84
Inventory permanence (days)	165.12	137.72
Inventory permanence (excluding forests)	120.40	93.75

The ratio of inventory turnover decreased from 2.61% as of December 31, 2008 to 1.09% points as of June 30, 2009. For this reason, the inventory permanence ratio increased during the period ending June 30, 2009, due to a proportionally higher increase in production volume with regard to the increase in sales.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	06/30/2009 ThU.S.$	06/30/2008 ThU.S.$
Pulp	764,346	1,050,452
Sawn timber and cut wood	218,211	383,299
Plywood and fiber panels	359,065	483,790
Forestry products	43,907	53,537
Other	7,411	13,626

Total operating income	1,392,940	1,984,704

Operating costs	06/30/2009 ThU.S.$	06/30/2008 ThU.S.$
Timber	273,467	359,782
Forestry work	157,765	192,659
Depreciation	89,548	91,002
Other costs	487,631	503,469

Total operating costs	1,008,411	1,146,912

Analysis of Gross Profit

Gross Profit includes net income of U.S.$385 million in 2009 compared to U.S.$838 million in 2008, a decrease of U.S.$453 million caused by a proportional decrease in revenues.

Analysis of Profit before Income Tax

The Profit before Income Tax registers a profit of U.S.$83 million in 2009, compared to U.S.$425 million in 2008. The change was primarily caused as described in the following table:

Item	Million U.S.$
Gross profit	(453)
Other operating income	59
Distribution costs	50
Administrative expenses	22
Foreign currency exchange rate	(25)
Others net	5

Net change in outcome before income tax	(342)

The decrease in the exchange rate difference is principally due to a strong appreciation of the dollar against the Chilean peso, the Euro and the Real, currencies in which the Company owns financial investments, tax receivables and other accounts receivable.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	03/31/2009	03/31/2008
Income per share (U.S.$)	0.12	1.65
EBITDA *	107,303	332,936
Income after tax (ThU.S.$)	14,182	189,484
Gross profit ThU.S.$	177,921	417,609
Financial expenses ThU.S.$	(41,550)	(49,488)
*	Earnings before income tax, interest, depreciation, amortization and extraordinary items.

3.	MARKET SITUATION

Pulp

The pulp market bottomed at the beginning of second quarter 2009. During the following months the pulp market has experienced an important increase in prices and volume demand. This recovery has been triggered by different factors in each market, ranging from supply shortage to increase in paper production compared to first quarter 2009. Most of this recovery has been pushed by Asian markets - in particular China - starting in April and May.

Asian paper production has shown strong activity, especially in China, Korea, Taiwan and Indonesia, and therefore a greater pulp demand than expected. At the price levels seen during the first quarter of 2009, many pulp producers decreased production to balance their stock levels, and local Chinese producers stopped their integrated production, shifting consumption to imported pulp. This had a significant impact over pulp demand, pushing price levels upwards in China and Asia in general.

Markets with less activity, such as Europe, show low inventory levels because pulp producers are shifting their shipments towards Asia. As a consequence, Europe has had an important decrease in inventory levels and a resulting impact on price. On the other hand, European paper manufacturers are concerned about being less attractive to their pulp suppliers than their Asian competitors. In addition, the European paper market continues to be depressed. Furthermore, during this second quarter the prices of some types of paper have continued to fall with continuous margin erosion. The financial situation of European paper manufacturers is delicate and there are no signs of turnaround. Currently there is paper supply overcapacity, and, therefore, the pulp and paper market restructuring is expected to continue in Europe. Europe is also facing an important supply of imported paper, specifically coming from China, Indonesia and Korea. With a currently strong Euro (US$144/Eu) it is hard to decrease imports, especially if local consumption, as in China, is still low compared with new investments in additional capacity of paper production.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

The Middle East market has recovered, but only as a reaction to low pulp supply. Paper consumption continues with low activity, so its situation is more similar to Europe than to Asia. The only exception is India, which has been showing an active market with new production projects, however, it still remains a relatively small market.

North America has had a small increase in paper demand, which is being supplied mainly with imported paper coming from Korea and Indonesia. Pulp production in the U.S.A. is also higher because the local industry has been able to weather low prices thanks to the tax subsidy pulp producers receive when mixing a small fraction of oil with Black Liquor, fuel oil no longer required to produce the fuel needed for the process.

This subsidy has affected the competitiveness of not only American recycled paper producers, but also of all world pulp producers which do not benefit from the before mentioned subsidy. The American pulp industry received during the first six months of 2009 an estimated amount of U.S.$3 billion, mostly benefitting twenty one firms registered in the U.S. Securities and Exchange Commission. Despite the Obama administration and some U.S. congressmen having expressed an intention not to renew this subsidy, which expires at the end of this year, other congressmen desire to extend it. There is no doubt this subsidy is producing a distortion in the international pulp and paper markets.

Sawn Timber

The US Housing industry has showed a slight tendency to recover during the second quarter of 2009. Homebuilding reached levels of nearly 580.000 houses by June. Current constructions levels remain the lowest in the last 50 years. During the second quarter of the year there was a slight rise in prices and sales volume of moldings and wood products, however, sales are still low compared with the same period of the last year.

During the second quarter there is a trend change in demand for forest products in most markets. We can see a rebound in demand and slight improvement in prices, especially in Asia (excluding Japan) and Latin America; however sales volume and price of sales of the forestry products remain well below the levels reached during the second quarter of 2008.

Panels

At the end of the second quarter of this year, panel sales experienced a decrease of 25% compared to the same period of 2008. At the same time, sales volumes also decreased by in 5.5%. That is, volumetric sales have been maintained at similar levels compared with 2008; however, there has been a strong need to adjust selling prices to achieve these volumes sold in the markets. The above mentioned percentages do not consider the energy sales to the subsidiaries and to the Central Interconnected System.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

During the second quarter of 2009, our plywood sales showed a slight recovery in volume, mostly explained by an increase in our North American market share, rather than by an increase in overall demand. However, plywood prices continue depressed in all markets. The European market continues with low activity, but with low stock levels of plywood, which has allowed increasing sales. Similar to our first quarter, the global crisis, along with currency devaluation in markets in which we participate, have forced prices downward in order to maintain competitiveness.

Although our sales of MDF moldings are lower than the same period last year, prices have remained stable and volume has increased during this second quarter.

Despite the impact of the global crisis over Latin America, we were able to maintain and even in some markets increase our sales volumes of MDF and Hardboard (Cholguán).

A production level, all plants are operating within the plans.

The last months of our first semester showed some signs of recovery, and we expect to see during the second semester an increase in both volume and prices among our product portfolio.

4.	ANALYSIS OF CASH FLOW

	06/30/2009 ThU.S.$	06/30/2008 ThU.S.$
Operating cash flow	249,283	343,065
Cash flow from financing activities	73,772	(105,463)
Cash flow from investment activities	(192,767)	(212,541)

Net cash flow for the period	130,288	25,061

We had a positive operating cash flow of U.S.$249 million compared to a U.S.$343 million for the same period in 2008, resulting from a decrease in client recovery, partially offset by payments to suppliers and personnel.

Cash flow from financing activities as of June 30, 2009 was a positive balance of U.S.$73 million compared to a negative balance of U.S.$105 million for the same period in 2008. This change resulted from issuing bonds partially offset by a decrease in bank loans and in a dividends paid.

The investment flow presented a minor negative balance at the end of the current period, due principally to fewer disbursements for acquiring biological assets and plant and equipment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2009, a ratio of fixed rate debt to total consolidated debt of approximately 88.6%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Classified Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

FINANCIAL STATEMENT

	Note	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Assets
Current Assets
Operative Current Assets
Cash and cash equivalents	4	316,740	167,308	267,872
Financial assets at fair value through profit or loss	23	7,183	13,469	10,626
Trade and Other receivables-net	23	595,248	588,803	686,726
Related party receivables	13	3,135	5,475	11,379
Inventories	3	657,833	691,206	529,478
Biological assets	21	232,805	268,289	304,299
Prepaid expenses		72,580	74,331	54,194
Tax receivables		184,333	148,670	122,219
Other current assets		8,292	3,770	1,738
Total Operative Current Assets		2,078,149	1,961,321	1,988,531

Total Current Assets		2,078,149	1,961,321	1,988,531

Non Current Assets
Trade and Other receivables	23	9,710	7,864	17,099
Investment in associates through equity method	15	141,669	141,590	153,861
Intangible assets	20	18,085	14,469	15,640
Property, plant and equipment	7	4,695,817	4,613,199	4,609,641
Biological assets	21	3,508,077	3,384,144	3,518,720
Deferred tax assets	6	90,340	86,525	81,295
Hedge assets	23	2,541	0	0
Prepaid expenses		23,550	21,169	16,530
Other non-current assets		10,284	8,863	24,424
Total non-current assets		8,500,073	8,277,823	8,437,210

Total Assets		10,578,222	10,239,144	10,425,741

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Classified Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

FINANCIAL STATEMENT (continued)

	Note	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Liabilities
Current Liabilities
Operative Current Liabilities
Loans that accrue interest	23	427,338	372,622	336,363
Other financial liabilities	23	12,030	14,051	7,007
Trade and Other payables	23	288,758	309,704	309,127
Related party payables	13	9,003	9,102	8,116
Provisions	19	4,499	3,753	2,320
Current tax payables		19,979	10,325	40,960
Other liabilities		25,378	88,542	214,933
Deferred income		1,615	2,628	4,671
Post employment benefit obligations	10	2,197	2,188	2,478
Total Operative Current Liabilities		790,797	812,915	925,975

Total Current Liabilities		790,797	812,915	925,975

Non Current Liabilities
Loans that accrue interest	23	2,450,455	2,279,321	2,381,329
Provisions	19	6,037	5,585	6,271
Deferred tax liabilities	6	1,149,935	1,091,697	1,093,597
Other liabilities		24,865	24,045	35,446
Deferred income		279	236	299
Post employment benefit obligations	10	23,047	18,109	19,445

Total non-current liabilities		3,654,618	3,418,993	3,536,387

Net Equity
Net equity attributable to parent company net equity instrument holders
Issued capital		353,176	353,176	353,176
Other reserves		(51,896)	(139,238)	0
Retained profit/loss (accumulated losses)		5,711,644	5,675,616	5,465,431
Net equity attributable to parent company net equity instrument holders		6,012,924	5,889,554	5,818,607
Minority interest		119,883	117,682	144,772
Total net equity		6,132,807	6,007,236	5,963,379

Total net equity and liabilities		10,578,222	10,239,144	10,425,741

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

FINANCIAL INCOME STATEMENT BY ACTIVITY

	Note	January-June		April-June
		2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Profit (loss) from operations
Revenue	9	1,392,940	1,984,704	732,800	1,023,458
Cost of sales		(1,008,411)	(1,146,912)	(526,192)	(609,260)
Gross profit		384,529	837,792	206,608	414,198
Other operating income	1	100,795	41,451	54,954	23,987
Marketing costs		(2,858)	(3,481)	(1,215)	(1,262)
Distribution costs		(182,921)	(232,770)	(102,237)	(127,727)
Research and development		(702)	(594)	(294)	(243)
Administrative expenses		(108,529)	(130,432)	(52,757)	(63,886)
Other operating expenses		(24,979)	(22,612)	(14,312)	(10,170)
Financial costs	1	(83,445)	(91,013)	(41,895)	(41,525)
Share of profit/(loss) of associates through equity method		5,947	2,495	4,804	1,568
Exchange rate differences	11	395	25,892	10,227	(3,674)
Profit/(loss) due to write off non-current asset accounts not available for sale	1	(4,344)	(1,168)	(1,332)	(552)
Other profit (losses)		(448)	(511)	(449)	(742)
Profit (loss) before income tax		83,440	425,049	62,102	189,972
Income tax expenses/(income)	6	(19,773)	(83,907)	(12,617)	(38,314)
Profit (loss) from continuing operations after tax		63,667	341,142	49,485	151,658
Profit (Loss) from Discontinued operations, Net of Tax		0	0	0	0

Profit (loss)		63,667	341,142	49,485	151,658

Profit (Loss) attributable to equity holders
Profit (loss) attributable to equity instrument holders in net equity of the parent company		60,043	332,516	46,417	145,447
Profit (loss) attributable to minority interest		3,624	8,626	3,068	6,211
Profit (loss)		63,667	341,142	49,485	151,658
Ordinary Shares
Basis earnings (losses) per share		0.0005627	0.0030149	0.0004373	0.0013403
Earning (losses) per share from discounting operations		0	0	0	0
Earning (losses) per share from continuing operations		0.0005627	0.0030149	0.0004373	0.0013403

		January-June		April-June
		2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Comprehensive Income Statement
Profit (loss)		63,667	341,142	49,485	151,658
Other income and expenses with charge or credit to net equity
Cash flow hedges		(3,829)	0	140	0
Currency translation differences		98,064	60,279	92,244	40,678
Adjustments associated		1,128	(1,568)	1,128	(1,568)
Other income and expenses charged to or credit to net equity		95,363	58,711	93,512	39,110

Comprehensive income statement		159,030	399,853	142,997	190,768

Comprehensive Income and Expense Statement Attributable to:
Comprehensive income and expenses statement attributable to majority shareholders		147,385	385,300	132,301	179,336
Comprehensive income and expenses statement attributable to minority shareholders		11,645	14,553	10,696	11,432
Total comprehensive income and expense		159,030	399,853	142,997	190,768

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Changes in Net Equity

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

STATEMENT OF CHANGES IN NET EQUITY

	Ordinary Shares	Reserves			Changes in Retained Earnings (Accumulated Losses) ThU.S.$	Changes in Equity Attributable to Parent Company Shareholders, Total ThU.S.$	Changes in Minority Interests ThU.S.$	Changes in Net Equity Total ThU.S.$
06/30/2009	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Other Reserves ThU.S.$

Opening balance at 01/01/2009	353,176	(136,223)	0	(3,015)	5,675,616	5,889,554	117,682	6,007,236
Changes
Comprehensive income and expenses statement	0	90,043	(3,829)	1,128	60,043	147,385	11,645	159,030
Cash dividends declared	0	0	0	0	(24,015)	(24,015)	0	(24,015)
Other increases (decreases) in net equity	0	0	0	0	0	0	(9,444)	(9,444)
Changes in equity	0	90,043	(3,829)	1,128	36,028	123,370	2,201	125,571

Closing balance at 06/30/2009	353,176	(46,180)	(3,829)	(1,887)	5,711,644	6,012,924	119,883	6,132,807

	Ordinary Shares	Reserves			Changes in Retained Earnings (Accumulated Losses) ThU.S.$	Changes in Equity Attributable to Parent Company Shareholders, Total ThU.S.$	Changes in Minority Interests ThU.S.$	Changes in Net Equity Total ThU.S.$
06/30/2008	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Other Reserves ThU.S.$
Opening balance previous period 01/01/2008	353,176	0	0	0	5,465,431	5,818,607	144,772	5,963,379
Changes
Comprehensive income and expenses statement	0	54,352	0	(1,568)	332,516	385,300	14,553	399,853
Cash dividends declared	0	0	0	0	(140,582)	(140,582)	0	(140,582)
Other increases (decreases) in net equity	0	0	0	0	0	0	(8,684)	(8,684)
Changes in equity	0	54,352	0	(1,568)	191,934	244,718	5,869	250,587

Closing balance at 06/30/2008	353,176	54,352	0	(1,568)	5,657,365	6,063,325	150,641	6,213,966

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Cash Flow

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

STATEMENT OF CASH FLOWS

Cash Flows from (used in) Operating Activities, Direct Method

Cash Flows from (used in) Operating, Direct Method	06/30/2009 ThU.S.$	06/30/2008 ThU.S.$
Net income	1,635,882	1,957,632
Research and development disbursements	(702)	(594)
Payments to suppliers	(1,323,650)	(1,495,298)
Paid salaries	(90,837)	(94,963)
Payments received and forwarded by the Value Added Tax	96,755	69,716
Other collections (payments)	7,827	7,508

Cash flows by (used in) Operating, Total	325,275	444,001

Cash flows by (used in) Other Operating Activities
Amounts received from interest received classified as operating	11,994	1,111
Amounts Received from Interest Received Classified as Operating	10,516	9,774
Interest payments classified as operating	(73,129)	(76,014)
Amounts received by the Income Tax Returned	28,311	34,079
Income tax payments	(53,684)	(69,886)
Cash flows by (used in) other Operating Activities, Total	(75,992)	(100,936)

Cash flows net of (used in) Operating Activities	249,283	343,065

Cash flows from (used in) Investing Activities
Proceeds from sale (disappropriation) of property, plant and equipment	179	373
Proceeds from sale (disappropriation) of biological assets	858	3,993
Other cash flows from (used in) investing activities	32	128
Purchase of property, plant and equipment	(133,273)	(155,819)
Payments for biological assets purchase	(48,883)	(56,304)
Payments for acquiring subsidiaries	(10,131)	0
Payments for acquiring associates	0	(4,353)
Other investing disbursements	(1,549)	(559)

Cash flows from (used in) Investing Activities	(192,767)	(212,541)

Cash flows from (used in) Financing Activities
Loans obtained	536,078	459,809
Bonds issued	142,127	0
Loan payments	(506,110)	(359,519)
Dividend payments to minority interests	(9,424)	(8,656)
Dividend payments by the reporting entity	(88,449)	(197,097)
Other Cash Flows from (Used in) Financing Activities	(450)	0

Cash flows from (used in) Financing Activities	73,772	(105,463)

Net increase (decrease) of Cash and Cash Equivalents	130,288	25,061
Effect of exchange rate variations on cash and cash equivalents	19,144	(1,820)
Cash and cash equivalents, shown in the cash flow statement, at the beginning of the year	167,308	267,872
Cash and cash equivalents, shown in the cash flow statement, at the year end	316,740	291,113

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE  1.   PRESENTATION OF FINANCIAL STATEMENTS (IAS 1)

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. and Subsidiaries (hereinafter “Arauco”), was registered in the Superintendency of Securities and Insurance Securities Registry as No. 042 on June 14, 1982, therefore being subject to audit by this Superintendency.

Forestal Cholguán Ltda., subsidiary of Arauco, is also registered on the Registry of Securities (Register No. 030).

Name of Reporting Entity on Preceding Balance Date

Celulosa Arauco y Constitución S.A. and Subsidiaries (hereinafter “Arauco”).

Tax Identification N° of Reporting Entity

93,458,000-1.

Securities Registry Number

No. 042.

Reporting Entity’s Address

El Golf Avenue 150, floor 14, Las Condes.

Legal Structure of Reporting Entity

Privately Held Corporation.

Country of Incorporation

Chile.

Company’s Registered Office or Head office address

El Golf Avenue 150, floor 14, Las Condes.

Nature of Operations and Main Activities

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and fiberboard panels, Sawn Timber and Forestry.

Name of Parent Company

Empresas Copec S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Name of Group’s Controller

AntarChile S.A.

Ongoing Concern Information

The Arauco Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

Financial Statements presented by Arauco as at June 30, 2009:

•	Statement of Classified Balance Sheet

•	Comprehensive Statement of Income and Loss by Activity

•	Statement of Changes in Net Equity

•	Statement of Direct Cash Flow

•	Disclosure of Explanatory Information (notes)

Dates of Financial Statements

June 30, 2009.

Period Covered by the Financial Statements

January 1, 2009 to June 30, 2009.

Financial Statements

Consolidated Financial Statements of Arauco.

Date of Approval of Financial Statements

The issuance of these interim consolidated financial statements for the period of six months finished on June 30, 2009 was approved by the Board in Extraordinary Session No. 407 to September 01, 2009.

Functional Currency

Arauco has defined the US Dollar as its main functional currency, as most of the Companies operations are a result of exports, and costs to a large extent are related to or index-linked to the US Dollar.

Presentation Currency

US Dollar.

Precision Level on the Financial Statements Figures

Financial Statements are presented in thousand of United States Dollars, without decimals.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Information required by IFRS which was not presented in the financial statements

All information required by the IFRS is presented in these financial statements.

Additional Information Relevant to the Understanding of the Financial Statements

The Company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are entities that as a whole qualify as Special Purpose Entities, as they maintain exclusive contracts with Arauco for wood provision, forward purchase of land, and a forest administration contract.

Compliance and Adoption of IFRS

The accompanying Financial Statements of Arauco include all significant aspects of the balance sheet, statements of income of its operations and cash flows in accordance with International Financial Reporting Standards.

This presentation is required to express a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

IFRS Compliance Declaration

The accompanying Financial Statements of Arauco include the balance sheet, the statement of income and cash flows in accordance with International Financial Reporting Standards.

Disclosure of Capital Information

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management aim at:

a)	Guaranteeing business continuity and normal operations in the long term.

b)	Providing all financing needs for new investments to achieve sustainable growth over time.

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry.

d)	Maximizing the company’s value, as well as providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Quantitative Information on Capital Management

Financial guarantees of the Company are as follows:

Instrument	Amount at 06/30/2009 (ThU.S. $)	Amount at 12/31/2008 (ThU.S. $)	Equity >= ThU.S. $ 2,500,000	Equity Hedging >= 2,0x	Debt Level(1) <= 1,2x	Debt Level(2) <= 0,75x
Local Bonds	377,102	203,668	N/A	N/A	✓	N/A
Syndicated Bank Loans	80,012	160,378	✓	✓	✓	N/A
Forestal Río Grande S.A. Loan	156,144	173,627	N/A	✓(3)	N/A	✓(3)
Bilateral Bank Loan	240,695	241,026	N/A	✓	✓	N/A
Other Loans	172,029	41,860	No Safeguards Required
Foreign Bonds	1,850,917	1,829,990	No Safeguards Required

N/A: Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)
(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial guarantees on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

Debt instruments ratings are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local Bonds	-	AA	-	AA
Foreign Bonds	BBB+	BBB+	Baa2	-

Capital requirements are incorporated based on the company’s financial needs and on maintaining an adequate liquidity level and complying with financial guarantees established in current debt contracts. The company manages its capital structure and makes adjustments based on the predominant economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the company’s level of liquidity.

Capital (in Thousand of US Dollars) as at June 30, 2009 and December 31, 2008:

In ThU.S.$	30/06/2009	31/12/2008
Equity	6,012,924	5,889,554
Bank Loans	648,880	616,891
Finance Leases	894	1,394
Bonds	2,228,019	2,033,658

Capital	8,890,717	8,541,497

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

External Capital Requirements to which the Company is subject to during the Current Period

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure the compliance of either bank loans or bond payments, which provide guidelines on the adequate capital ranges for compliance with these requirements.

Non-Compliance Consequences, When the Company does not comply with External Requirements

Arauco fulfilled all its external requirements.

Disclosure of Information on Key Assumptions for Estimating Uncertainty

Arauco considers it improbable that future uncertainty risks may result in any significant adjustment to book value of assets and liabilities within the next financial period.

Summary of significant accounting policies

Accounting Policies

The accompanying consolidated financial statements as at June 30, 2009 were prepared in accordance with in force IFRS accounting policies, uniformly applied to all items in these Consolidated Financial Statements.

Summary of Significant Accounting Policies

a) Basis for Presentation of interim financial information

These interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”). As these financial statements represent the Company’s initial presentation of its results and financial position under IFRS, they were prepared in accordance with IAS 34, Interim Financial Reporting and are covered by IFRS 1, First-time Adoption of IFRS. These interim financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its December 31, 2009 financial statements. Those accounting policies are based on the IFRS standards and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that the Company expects to be applicable at that time. The policies set out below were consistently applied to all the periods presented unless otherwise noted below.

These financial statements were prepared under the historic cost convention, as modified by the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

b) Critical accounting estimates and judgments

The preparation of consolidated interim financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below represent those matters requiring the exercise of judgment where a different opinion could result in the greatest changes to reported results.

- Property, Plant and Equipment

For fixed assets in an acquisition, an external advisor is used to perform a fair valuation of the acquired fixed assets and to assist in determining their remaining useful lives. In the case of acquisition of forest, internal specialists are used to fair value such forest. Management believes that the assigned values and useful lives, as well as the underlying assumptions, are reasonable, though different assumptions and assigned lives could have a significant impact on the reported amounts.

The carrying amounts of fixed assets are reviewed at each Balance Sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

- Income Taxes

Tax assets and liabilities are reviewed on a periodic basis and balances are adjusted as appropriate. Management considers that adequate provision has been made for future tax consequences based upon current facts, circumstances and tax law. However, should any tax positions be challenged and not prevail, different outcomes could result and have a significant impact on the amounts reported in the consolidated financial statements.

- Biological Assets

Fair value is determined using discounted cash flows from continuous operations based on sustainable forest management plans taking into account the growth potential of one cycle. These discounted cash flows require estimates in growth, harvest, sales prices and costs. Changes in these premises are included in the Income Statement. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as administer regular surveys of the forest to establish the volumes of wood available for cutting and their current growth rates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

c) Consolidation

The condensed consolidated interim financial statements include all entities over which Arauco has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Unrealized earnings from subsidiary operations have been eliminated from the condensed consolidated financial statements and minority shareholder equity is recognized in the minority equity balance.

Consolidated financial statements for the period January 1, 2009 to June 30, 2009 include subsidiary balances shown in Note 13, Fondo de Inversión Bío Bío balances, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Some consolidated subsidiaries report legal financial statements in Brazilian Reales and Chilean Pesos. For consolidation purposes, they have been translated as indicated in Note 11.

d) Segments

Arauco operates principally in four identifiable product segments, which comprise the production and sales of goods for (i) pulp products, (ii) forestry products, (iii) wood products and (iv) plywood and fiberboards panels. Pulp products include bleached and unbleached wood pulp products. Forestry products include sawlogs and pulpwood. Wood products include flitches, sawn timber (lumber) and remanufactured wood products. Plywood and fiberboard panels are consumer products manufactured at production facilities. Other services and products include mainly port services and chemical products sales.

e) Functional currency

(i)	Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The condensed consolidated interim financial statements are presented in United States dollars, which is the Company’s functional currency and Arauco’s presentation currency.

(ii)	Foreign Currency Translations – Subsidiaries

The Income Statements of subsidiaries, whose functional and presentational currencies are not the US dollar, are translated into the Arauco reporting currency using the average exchange rates for the year, whereas the Balance Sheets of such subsidiaries are translated using the exchange rates at the reporting date. Exchange differences arising from the retranslation of the net investments in foreign entities, being non-US dollar foreign subsidiary, are recorded directly in shareholders’ equity in Conversion reserves, as shown in the unaudited condensed consolidated statement of changes in equity. The cumulative translation differences of divestments and liquidations are combined with their gain or loss on disposal.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

(iii)	Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except that which matches the deferral in net equity, such as those derived from cash flow hedges and hedges of net investments.

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g) Financial Instruments

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets.

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset.

A financial asset carried at fair value through profit or loss is initially recognized at fair value, and transaction costs are expended in the income statement. They are subsequently recorded at fair value with an effect on income also.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are recorded at amortized cost according to the method of the effective interest rate under the provision of bad debts.

(iii)	Financial liabilities valued at amortized cost (loans)

Debt is recognized initially at fair value, net of transaction costs incurred. In subsequent periods, it is stated at amortized cost using the effective yield method; any difference between proceeds, net of transaction costs, and redemption value is recognized in the income statement over the period of the borrowings. Interest expenses are accrued for and recorded in the income statement for each period.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

(iv)	Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method. This value is a reasonable estimate of fair value.

(v)	Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within Other operating income or Financial costs, respectively.

h) Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and general manufacturing expenses (based on normal operating capacity), excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at point of harvest.

Net realizable value is the estimated selling price in normal course of business, less costs of completion and sale.

Where market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. Valuation provisions are also made for old, slow moving and obsolete finished goods and spare parts.

i) Investments in subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

All intercompany transactions, receivables, liabilities and unrealized profits, as well as intragroup profit distributions, are eliminated.

Accounting policies for subsidiaries and all equity accounted investments are adjusted where necessary to ensure consistency with the policies adopted by Arauco. Minority Interests are presented as a separate component of equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

j) Investments in associates

Associates are entities over which the Group exercises significant influence but not control, generally holding between 20 and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased for the related proportion to be recognized in the income statement and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. The Group’s investment in associates includes goodwill identified in an acquisition net of any accumulated impairment loss.

k) Intangible assets

(i)	Computer Software

Computer software programs are capitalized in terms of the costs incurred to make it compatible with specific programs. These costs are amortized over their estimated useful lives.

(ii)	Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but tested for impairment at least annually.

(iii)	Water-rights

Water-rights are recognized at historical cost and have unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized but are subject to periodic impairment tests.

l) Property, plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and the correspondent accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Asset depreciation is calculated using the straight-line method, as adjusted for any impairment and disposed charges, the balance sheet value represents cost less accumulated depreciation and any impairment charges.

The useful lives of property, plant and equipment are determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, periodically.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

m) Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which significant risks and rewards are not transferred are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

n) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are shown on the Balance Sheet at market value. Group forests are thus accounted for at fair value less estimated point-of sale costs at harvest, there being a presumption that fair values can be measured for these assets. Arauco also ensures that the Group’s share of the valuation of forest holdings in Associated Companies is consistent with Group accounting policies.

The valuation of established forest assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, that is, based on sustainable forest management plans taking into account growth potential. This valuation is performed on each identifiable farm block basis and for each type of tree.

Forest plantations shown as current assets are those that will be harvested and sold in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other operating income.

o) Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the condensed consolidated financial statements. However, the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or the balance sheet date that is expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits profit will be available against which temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

p) Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated.

q) Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Revenue from inter-segment sales, which are generally made at prices that approximate market prices, is eliminated in the consolidated financial statements.

r) Minimum dividend

As a general policy on dividends, in all future tax periods the Company expects to maintain a share of around 40% of net profits to be distributed for each tax year; considering a provisional dividend share distribution at year end. The minimum dividend is recognized at the end of each financial period.

s) Impairment

The carrying amounts of most fixed assets are reviewed at each Balance Sheet date to determine whether there is any indication of impairment, whereas goodwill is tested annually. The recoverable amount of an asset is estimated as the higher of the net selling price and the value in use with an impairment loss being recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined had no impairment loss been recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

t) Employee Benefit costs

The Company has severance payment obligations. These are paid to some workers according to conditions established within collective or individual contracts.

u) Joint Venture Equity

Joint venture equity is recognized using the equity method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

v) Recent accounting pronouncements

The following standards and interpretations have been issued which are not applicable to Arauco as of June 30, 2009:

Rules and amendments	Content	Mandatory application date
IFRS 1: Revised	First time adoption of International Reporting Standards	July 1, 2009

Amendments to IFRS 3 Revised	Business Combinations	July 1, 2009

Amendments to IAS 39 and IFRS 7	Reclassification of financial assets and clarification of effective date	July 1, 2009

Amendments to IFRIC 9 and IAS 39	Embedded derivatives	July 1, 2009

Amendment to IAS 39	Eligible hedged items	July 1, 2009

Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009

IFRIC Interpretation 17	Distributions of non-cash assets to owners	July 1, 2009

IFRIC Interpretation 18	Transfers of assets from customers	July 1, 2009

Arauco believes that the adoption of standards, amendments and interpretations, described above, will have no significant impact in the financial statement of the company in the period of initial application.

Disclosure of Capital Issued Information

Subscribed and paid-in Capital amounts to Th U.S. $353,176.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Ordinary Share Capital Types

100% of capital corresponds to ordinary shares

	06/30/2009	12/31/2008
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	Th U.S.$ 353,176
Amount of Share Premium by Type of Ordinary Shares that Constitute Capital	Not Applicable
Amount of Reserves by Type of Ordinary Shares that Constitute Capital	Not Applicable

Rights, Privileges and Restrictions by Type of Capital in Ordinary Shares

Liabilities presented under Obligations with Banks and Financial Institutions and with the Public have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i)       Debt ratio must not exceed 1.2

ii)     Net minimum equity must not be less than US$ 2,500 million

iii)    Interest hedging index cannot be less than 2.0

At closing date Arauco had complied with the totality of these restrictions.

	06/30/2009	12/31/2008
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446
Number of Shares Issued and Partially Paid by Type of Capital in Ordinary Shares	-
Number of Shares Issued by Type of Capital in Ordinary Shares, Total	113,152,446
Movement in Number of Ordinary Shares Issued and Completely Paid,	06/30/2009	12/31/2008
Number of Issued and Completely Paid, Ordinary Shares, Opening Balance	113,152,446
Number of Shares Issued, Ordinary Shares	-
Number of Shares Paid or Reduced, Ordinary Shares	-
Number of Other Increases (Decreases) in Shares, Ordinary Shares	-
Changes in the Number of Ordinary Shares Issued and Completely Paid, Total	-

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Information on Dividends paid to Ordinary Shares

Dividends paid as of June 30, 2009 and the corresponding amount per share:

Detail of Paid Dividend, Ordinary Shares	Final Dividend – Interim Dividend
Description of Paid Dividend, Ordinary Shares	Final Dividend
Description of Type of Shares for which there is a Paid Dividend, Ordinary Shares	Unlisted Ordinary Shares
Date of Paid Dividend, Ordinary Shares	05-07-09
Amount of Dividend, Ordinary Shares, Gross	MUS$ 88,449
Amount of Tax on Dividends, Ordinary Shares	-
Amount of Dividend, Net of Tax, Ordinary Shares	MUS$ 88,449
Number of Shares Issued as Dividends, Ordinary Shares	-
Number of Shares of which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.781676137

Dividends paid during financial year 2008 and the corresponding amount per share:
Total Dividends, Ordinary Shares, Gross	MUS$ 315,817
Total Tax on Dividends, Ordinary Shares	-
Total Dividends, Ordinary Shares, Net of Tax	MUS$315,817
Added Number of Shares Issued as Dividends, Ordinary Shares	-

Detail of Paid Dividend, Ordinary Shares	Final Dividend – Interim Dividend
Description of Paid Dividend, Ordinary Shares	Final Dividend
Description of Type of Shares for which there is a Paid Dividend, Ordinary Shares	Unlisted Ordinary Shares
Date of Paid Dividend, Ordinary Shares	05-07-08
Amount of Dividend, Ordinary Shares, Gross	MUS$ 214,885
Amount of Tax on Dividends, Ordinary Shares	-
Amount of Dividend, Net of Tax, Ordinary Shares	MUS$ 214,885
Number of Shares Issued as Dividends, Ordinary Shares	-
Number of Shares of which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	US$ 1.89907

Details of Dividends Paid, Ordinary Shares	Final Dividend – Interim Dividend
Description of Dividends Paid, Ordinary Shares	Interim Dividend
Description of Type of Shares for which there is a Paid Dividend, Ordinary Shares	Ordinary Shares unlisted
Date of Paid Dividend, Ordinary Shares	12-10-08
Amount of Dividend, Ordinary Shares, Gross	MUS$ 100,932
Amount of Tax on Dividends, Ordinary Shares	-
Amount of Dividend, Net of Tax, Ordinary Shares	MUS$ 100,932
Number of Shares Issued as Dividends, Ordinary Shares	-
Number of Shares in which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	US$ 0.89199

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Information on Reserves

A description of the nature and purpose of each reserve within equity.

Nature and Restrictions on Reserves

Other Reserves consist of Conversion Reserves Hedges and Other Reserves. Arauco does not have restrictions associated with these reserves.

Nature and Restrictions on Conversion Reserves

This corresponds to a difference in foreign currency translation as compared to the Group’s subsidiaries, which do not use the US Dollar as functional currency.

Nature Reserves and Restrictions on Hedge Reserves

Corresponds to part of the gain or actual loss of existing coverage swaps by Arauco at 30 June 2009.

Disclosure of other Information

Below are balances of Other Operating Income, Financing Costs and Profit (loss) from the derecognition of non current assets and Equity Profit (loss) from investments accounted for by the Equity Method, as of June 30, 2009 and 2008, respectively.

	January - June		April - June
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Types of Other Operating Income
Other Operating Income, Total	100,795	41,451	54,954	23,987
Interest income	5,603	12,208	3,027	8,057
Other operational income	95,192	29,243	51,927	15,930
Types of Financing Costs
Financing Costs, Total	(83,445)	(91,013)	(41,895)	(41,525)
Interest Expenses	(83,018)	(90,404)	(41,605)	(41,181)
Bank loan	(82,521)	(88,793)	(41,351)	(40,846)
Others	(497)	(1,611)	(254)	(335)
Other financing costs	(427)	(609)	(290)	(344)
Types of Profit (Loss) from derecognition of Non current Asset Accounts and Not Held for Sale
Types of Profit (Loss) from derecognition of Non Current Asset Account and Not Held for Sale, Total	(4,344)	(1,168)	(1,332)	(552)
Property, plant and equipment	(1,746)	(990)	(1,729)	(1,135)
Biological asset	(2,298)	(178)	547	583
Other non-current assets	(300)	0	(150)	0
Types of Equity Profit (Loss) from Investments accounted for by the Equity Method
Equity Profit (Loss) from investments accounted for by the Equity Method	5,947	2,495	4,804	1,568
Associates accounted for by the Equity Method	5,947	2,495	4,804	1,568

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS 1)

Arauco’s financial statements for the year ending December 31, 2009 will be the first annual financial statements that comply with IFRS. The Company has applied IFRS 1 in preparing these condensed interim consolidated financial statements.

Arauco’s transition date is January 1, 2008. The Company prepared its opening IFRS balance sheet at that date. Arauco’s adoption date is January 1, 2009.

To prepare the aforementioned consolidated financial statements in accordance with IFRS 1, all mandatory exemptions and some of the optional exemptions from retrospective application of the IFRS have been applied.

Retrospective exemptions selected by Arauco

(a) Business combination

Arauco has applied the IFRS 1 exemption for business combinations, which allows business combinations prior to the transition date not to be restated. Therefore, businesses combinations that took place before the transition date of January 1, 2008 have not been restated.

(b) Fair Value or revaluation as deemed cost

At the IFRS transition date the Company chose fair value with regards to property, plant and equipment of its pulp plants for both Arauco and Constitución in Chile, Misiones in Argentina and its panel plants and sawmills in Brazil, and used fair value as the initial historical cost, pursuant to IFRS 1. The fair value of Property, plant and equipment was measured by independent, external appraisal experts who determined new initial historical values, useful life and residual values.

(i)	Fair Value of Property, Plant and Equipment as Deemed Cost

The total amount of appraised assets corresponding to Property, plant and equipment of pulp plants belonging to both Arauco and Constitución in Chile, Misiones in Argentina and its panel production plants and sawmills in Brazil at the transition date was ThU.S.$1,526,822.

(ii)	Book value adjustments in Property, Plant and Equipment according to previous GAAP.

Appraisal adjustments amounted to Th U.S. $800,249

(c) Designation of financial assets and financial liabilities exemption

The Company reclassified various securities as financial assets at fair value through profit and loss at the transition date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

(d) Employee benefits

The Company has elected to recognize all cumulative actuarial gains and losses as of at January 1, 2008.

(e) Cumulative Translation Differences

Arauco has elected to set the previously accumulated cumulative translation differences to zero at January 1, 2008. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

Enforcement date of First Adoption of Financial Statements in accordance with IFRS

The IFRS adoption date is January 1, 2009.

Financial Statements Transition date to IFRS

The transition date to IFRS is January 1, 2008.

Comparative Information for First Time IFRS Adoption

Arauco has considered the year 2008 for comparative purposes in IFRS adoption.

Interim Financial Statements Covered by First Financial Statements in accordance with IFRS

The interim consolidated financial reports to June 30, 2009 are the first semi-annual financial statements presented in accordance with IFRS.

Explanation of IFRS Transition

The Reconciliation Summary below quantifies the impact of IFRS transition on Arauco.

Previous GAAP Equity Reconciliation and IFRS Equity at transition date

1. – Reconciliation Summary of consolidated net equity

	12/31/2008 ThU.S.$	06/30/2008 ThU.S.$	01-01-2008 ThU.S.$	Note
Total net equity according to Chilean Accounting Principles	5,690,914	5,535,208	5,480,420
Property, plant and equipment	862,942	835,178	800,249	a	)
Consolidation of Special Purpose Entities	62,368	76,181	78,960	b	)
Biological Assets	(141,203)	60,480	44,776	c	)
Functional Currency	(126,785)	99,524	37,606	d	)
Negative Goodwill	93,345	96,214	99,338	e	)
Minimum Dividend	(88,492)	(140,607)	(214,936)	f	)
Financial instruments	23,686	17,357	22,521	g	)
Deferred taxes	(389,215)	(403,291)	(416,792)	h	)
Cumulative effect of other minor concepts	19,676	37,722	31,237

Total net equity according to IFRS	6,007,236	6,213,966	5,963,379

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

2. - Reconciliation Summary of consolidated net result

	12/31/2008 ThU.S.$	06/30/2008 ThU.S.$	April-June 2008	Note
Total net effect according to Chilean Accounting Principles	479,801	356,564	168,388
Changes in depreciation in property, plant and equipment	59,030	32,288	22,012	a	)
Valuation of agricultural products at fair value	(165,935)	(67,101)	(40,637)	c	)
Valuation of biological assets at fair value	65,201	13,886	4,318	c	)
Affiliate earnings conversion to functional currency for currencies different to the dollar	(39,674)	2,118	(1,518)	d	)
Adjustment for deferred taxes as a result of IFRS	19,040	14,083	10,281	h	)
Other non significant adjustments	(12,418)	(10,696)	(11,186)

Total net effect according to IFRS	405,045	341,142	151,658

Description of adjustments

(a) Property, plant and equipment adjustment

The Company has applied the fair value as deemed cost exemption to pulp plants, land, buildings, and equipment owned in both Arauco and Constitución in Chile, Misiones in Argentina, and the panel plant and sawmill in Brazil. This adjustment increased equity. As a result of this change in value, and the modification of their useful life and residual values, depreciation for the period was also impacted. Further, given the fact that depreciation is included within the cost of inventories, the cost of these was also modified.

The fair value of the assets where the fair value as deemed cost method was applied amounted to ThU.S.$ 1,526,822 at January 1, 2008.

(b) Consolidation of special purpose entities

Under IFRS, as determined by IAS 27 Consolidated and separate financial statements and SIC 12 Consolidation – special purpose entities, Arauco consolidated the assets and liabilities of Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. because it was determined that control existed. The consolidation of this entity had an impact on equity. The assets and liabilities assumed include the following:

	12/31/2008 ThU.S.$	06/30/2008 ThU.S.$	01/01/2008 ThU.S.$
Property, plant and equipment	56,758	56,739	56,838
Biological assets	171,284	196,181	222,217
Other assets	22,004	21,761	7,658
Financial liabilities	(187,678)	(198,500)	(207,753)
Minority interest in equity	62,368	76,181	78,960

(c) Biological assets adjustment

Management decided that future cash flows shall be the criteria to be used to determine the fair value of biological assets under IFRS. This differs from criteria used under Chilean GAAP where biological assets were valued using standard commercial margins for forests with harvesting volume and plantation costs for biological assets with no harvesting volume.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Under IFRS, biological growth is recognized within the income statement, impacting earnings at each period end. Further, given the change in the value of biological assets, the cost of inventories has also been impacted.

(d) Functional currency adjustment

This adjustment is comprised of the following:

Impact within equity	12/31/2008 ThU.S.$	06/30/2008 ThU.S.$	01/01/2008 ThU.S.$
Historical dollar conversion (i)	41,331	41,331	41,331
Functional currency of subsidiaries in Brazil (ii)	(168,116)	58,193	(3,725)

(i)	The Company determined that the functional currency for the majority of the Group’s companies is the US dollar, and proceeded to convert all its non-monetary assets and liabilities, particularly those related to Property, plant and equipment, to US dollars, using historical exchange rates at the time of the construction or acquisition of the assets.

(ii)	The Brazilian real was determined to be the functional currency for subsidiaries in Brazil. Under Chilean GAAP these companies used the US dollar as their functional currency. For this reason, the subsidiaries in Brazil adjusted their assets, liabilities and equity from historical US dollars to historical Reales. This change in functional currency has a future impact on the cumulated translation differences account within equity.

(e) Negative goodwill adjustment

Under Chilean GAAP, negative goodwill was recorded within the balance sheet and amortized to profit and loss. As described by IFRS 3, negative goodwill must be recognized within the income statement at the time it arises. Therefore, negative goodwill was adjusted against retained earnings at the transition date.

(f) Minimum dividend adjustment

The Company’s dividend policy established a yearly distribution of 40% of net profits. This policy is established each year at the General Shareholders’s Meeting.

(g) Financial instruments adjustment

Impact within equity	12/31/2008 ThU.S.$	06/30/2008 ThU.S.$	01/01/2008 ThU.S.$
Derivative valuation adjustment (swap) (i)	12,594	8,734	9,750
Present value of liabilities (ii)	9,011	6,246	10,099
Bonds obligation at effective rate (iii)	2,081	2,377	2,672

(i)	This derivative is recorded as a hedging instrument under Chilean GAAP. However, under IFRS hedge accounting has not been applied and, therefore has been recorded within earnings.

(ii)	This adjustment relates to the present value calculation of a liability in the Company’s subsidiary Placas do Paraná S.A. in Brazil.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

(iii)	Under Chilean GAAP, interest is accrued using the nominal interest rate. Under IAS 39 Financial instruments: recognition and measurement, financial liabilities not at fair value through profit and loss must be valued using the effective interest method.

(h) Deferred tax adjustment

Impact within equity	12/31/2008 ThU.S.$	06/30/2008 ThU.S.$	01/01/2008 ThU.S.$
Deferred taxes from IFRS adjustments (i)	(323,398)	(336,751)	(350,413)
Elimination of complementary accounts (ii)	(3,009)	(3,732)	(3,571)
Unrecognized deferred taxes for biological assets (iii)	(62,808)	(62,808)	(62,808)

(i)	Corresponds to deferred taxes arising from assets and liabilities adjustments to IFRS, which constitute a temporary difference between financial basis and taxable basis. The main components are the following:

Deferred taxes	12/31/2008 ThU.S.$	06/30/2008 ThU.S.$	01/01/2008 ThU.S.$
Deferred tax adjustment to functional currency of Chilean companies	(7,026)	(7,026)	(7,026)
Deferred taxes for adjustment to property, plant and equipment valuation	(311,639)	(303,503)	(305,298)
Deferred taxes for biological assets valuation	(4,926)	(20,827)	(33,444)
Deferred taxes for derivative instrument (Swap) adjustment at fair value	(2,700)	(1,485)	(1,658)
Deferred taxes for other IFRS adjustments	2,893	(3,910)	(2,987)

Total	(323,398)	(336,751)	(350,413)

(ii)	Under Chilean GAAP, all temporary differences arising prior to the year 1999 were recorded against “complementary accounts”. These accounts would then reverse when the related temporary difference would reverse. Under IFRS, these “complementary accounts” are not allowed and, therefore must be adjusted against retained earnings.

(iii)	Certain deferred taxes related to biological assets were exempt from being recognized under Chilean GAAP. Under IFRS, all temporary differences must be recognized.

Reconciliation of Statement of Cash Flow, effect of the transition to IFRS for the last period of the Company’s most recent annual financial statements and its cash and cash equivalents under IFRS for the same period.

As at 06/30/2008 (ThU.S. $)
Total Net Cash Flow Statement according to Chilean accounting principles	289,441
Net Cash Flow of (Used in):
Operating Activities	(5,456)
Investing Activities	32,284
Financing Activities	(25,798)
Net Increase (Decrease) in Cash and Cash Equivalents	1,030
Cash and Cash Equivalent Initial Balance	642

Cash and Cash Equivalents, Reported in the Cash Flow Statement, Closing Balance	291,113

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Cash Flow Statements of Special Purpose Entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A., were incorporated. All Forestry sales performed by Forestal Río Grande S.A. to the Group’s forest companies were eliminated in Arauco’s consolidation.

Disclosure of Impairment Value Recognition or Reversal due to Adoption

There are no impairment provisions to report at the transition date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. INVENTORIES (IAS 2)

Inventories are stated at the lower of cost or net realizable value. The cost is determined using the average cost method.

Cost of finished goods and work-in-progress include design costs, raw material, direct labor, other direct costs and general manufacturing expenses (based on normal operating capacity). Interest costs are not included.

The initial costs of harvested wood are determined at fair value less cost of sale at point of harvest.

The net realizable value is the estimated selling price in the ordinary course of business, less applicable variable sales costs.

When market conditions cause the manufacturing cost of a product to exceed its net realizable value, a provision for the differential value is registered. This provision also considers amounts related to obsolescence derived from low turnover and technical obsolescence.

Components of Inventory	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Raw Materials	125,174	113,614	120,139
Production Supplies	35,498	46,206	50,394
Work in progress	29,578	38,610	22,628
Finished goods	366,789	395,405	260,839
Other Inventories	100,794	97,371	75,478

Total Inventories	657,833	691,206	529,478

At current Financial Statement date, goods have been valued at cost. There are no significant penalties or reversals to report.

As of 30 June 2009, a cost of sales of Inventories of Th U.S.$ 963,599 was recognized (ThU.S.$ 1,079,668 at June 30, 2008).

As of 30 June 2009, an increased provision for obsolescence of Th U.S.$ 300 was recognized (ThU.S.$ 300 at June 30, 2008).

At current Financial Statements date, there are no Inventories delivered in guarantee to report.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. CASH FLOW STATEMENT (IAS 7)

Cash and cash equivalents includes both cash flow and bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value. At June 2009, these investments had maturity periods of less than seven days.

The objective of the fixed term deposits is to maximize short-term cash flow surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as US Dollars or Euros. This instrument is accepted by the Company’s placement policy.

Components of Cash and Cash Equivalents	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Cash on hand	223	147	94
Banks	32,231	18,515	37,413
Short term deposit	97,822	72,198	36,260
Mutual funds	175,469	59,276	194,105
Other cash and cash equivalents	10,995	17,172	0

Total	316,740	167,308	267,872

Reconciliation of Cash and Cash Equivalents
Bank overdraft used for cash management	0	0	0
Other reconciliations items, cash and cash equivalents	0	0	0
Reconciliation of Cash and Cash Equivalent items, Total	0	0	0
Cash and cash equivalents	316,740	167,308	267,872

Cash and cash equivalents, reported in the Cash Flow Statement	316,740	167,308	267,872

The following tables detail the value of the cost of the investment in Savitar dated June 30, 2009 and the net value of assets and liabilities of the entity, disregarding both the amount of cash and cash equivalents acquired with the order to distinguish those cash flows from those that arise from other operating, investing or financing activities.

Purchase of Investments	06/30/2009 ThU.S.$
Acquisition: Savitar
Tradeoffs sum cash paid for acquisitions and cash equivalents	10,131
Sum of Cash and cash equivalents in acquired entities	(106)
Tradeoff for Acquisitions paid to acquire entities, net Total	10,025

ThU.S.$
Sum of Assets and different Cash Liabilities or Cash equivalents in acquired entities	11,667

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES (IAS 8)

Changes in Accounting Policies

Accounting policies adopted in the preparation of these consolidated financial statements are as required by IFRS 1. These policies have been designed in accordance with IFRS in effect as at June 30, 2009 and applied uniformly to all items presented in these consolidated financial statements.

Changes in the Treatment of Accounting Policy

The current consolidated financial statements of Arauco at June 30, 2009 are the Group’s first financial statements prepared under International Financial Reporting Standards (IFRS). The Group’s previous financial statements were prepared according to Generally Accepted Accounting Principles in Chile.

Standards adopted by the Group in Advance

IFRS 8, Operative Segments (applied from January 1, 2009).

IAS 23 (Revised), Financial costs - Review of financial interests according to recognition as capitalization or expenditure (applied from January 1, 2009).

IAS 27 (Revised), Consolidated and individual financial statements - Modifications arising from changes in IAS 3 (applied from July 1, 2009).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. TAXES (IAS 12)

Deferred income taxes are calculated based on the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the annual consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting or taxable profit or loss. Deferred income tax is determined using tax rates (and laws) enacted or to be enacted at the balance sheet date and expected to come into effect when the corresponding deferred income tax asset is realized or the liability deferred income tax is settled.

The applicable tax rate to the major companies in which Arauco has participation is 17% in Chile, 35% in Argentina and 34% in Brazil.

Deferred Taxes Assets

Deferred income tax assets are recognized to the extent that it is probable that future tax benefits will be available to compensate for timing differences.

The following table details deferred tax assets:

Deferred Tax Assets	06/30/2009 ThU.S. $	12/31/2008 ThU.S. $	01/01/2008 ThU.S. $
Deferred Tax Assets relative to Provisions	15,741	19,171	11,132
Deferred Tax Assets relative to Post-Employment obligations	4,894	4,127	3,750
Deferred Tax Assets relative to Restatement of Property, Plant and equipment	634	1,613	1,966
Deferred Tax Assets relative to Financial Instruments Restatements	2,829	2,389	1,192
Deferred tax assets relative to tax losses	45,764	36,517	33,272
Valuation of biologicall asset	13,661	16,579	20,911
Valuation of inventory	773	796	1,076
Anticipated income	67	0	346
Provision of income	1,183	823	1,145
Deferred Tax Assets relative to Others	4,794	4,510	6,505

Deferred Tax Assets Total	90,340	86,525	81,295

Nature and Tax Loss during Previous and Present Period

At the present financial statement date some of Arauco’s subsidiaries show tax losses of ThU.S.$181,059 as compared to ThU.S.$179,981 as at December 31, 2008 which are mainly due to operational and financial losses.

Deferred Tax Liability

Correspond to income tax amounts payable in future periods related to taxable temporary differences.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The following table details deferred tax liabilities:

Deferred Tax Liabilities	06/30/2009 ThU.S. $	12/31/2008 ThU.S. $	01/01/2008 ThU.S. $
Deferred Tax Liabilities relative to Provisions	1,440	1,532	3,661
Deferred Tax Liabilities relative to Post-Employment benefits	80	39	59
Deferred Tax Liabilities relative to Restated Property, Plant and equipment	621,932	598,129	581,656
Deferred Tax Liabilities relative to Financial Instrument restatement	2,463	4,188	2,105
Valuation of biologicall asset	487,817	452,675	485,347
Valuation of inventory	15,718	16,238	10,539
Deferred Tax Liabilities relative to Others	20,485	18,896	10,230

Deferred Tax Liabilities Total	1,149,935	1,091,697	1,093,597

Temporary Differences

The following tables summarize current asset and liability timing differences at June 30, 2009, December 31, 2008 and January 1, 2008:

	06/30/2009		12/31/2008		01/01/2008
Detail of Types of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	44,576	0	50,008	0	48,023	0
Tax Loss	45,764	0	36,517	0	33,272	0
Deferred Tax Liabilities	0	1,149,935	0	1,091,697	0	1,093,597

Total	90,340	1,149,935	86,525	1,091,697	81,295	1,093,597

	January-June		April-June
Detail of Temporary Difference Profit and Loss Amounts	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Deferred Tax Assets	(4,511)	(793)	(3,906)	(5,546)
Tax Loss	8,366	2,474	6,287	(739)
Deferred Tax Liabilities	(28,177)	(6,828)	(7,038)	12,156

Total	(24,322)	(5,147)	(4,657)	5,871

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Income Tax Expenditure (Income)

Income Tax Expenditure consists of the following:

Expense due to Current Income Taxes on Earnings	January-June		April-June
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Current income tax expense	(229)	(84,102)	(9,538)	(47,063)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	1,106	2,850	(1,931)	366
Previous period current tax adjustments	3,818	3,112	3,587	3,112
Other current tax expenses	(146)	(620)	(78)	(600)

Current Tax Expenses, Net, Total	4,549	(78,760)	(7,960)	(44,185)

Deferred expense (income) from taxes relative to the creation and reversion of temporary differences	(33,339)	(6,892)	(11,503)	6,880
Tax benefit arising from unrecognized tax assets previously used to reduce expenses due to deferred taxes	8,366	2,474	6,287	(739)
Other deferred tax expenses	651	(729)	559	(270)
Deferred Tax Expenses, Net, Total	(24,322)	(5,147)	(4,657)	5,871

Expense (Income) due to Income Tax Total	(19,773)	(83,907)	(12,617)	(38,314)

The following table details the income tax for foreign and national companies as at June 30:

	January-June		April-June
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Foreign current tax	(19,740)	(44,035)	(15,510)	(28,881)
National current tax	24,289	(34,725)	7,550	(15,304)
Current tax, Total	4,549	(78,760)	(7,960)	(44,185)
Foreign deferred tax	1,003	11,020	3,179	9,325
National deferred tax	(25,325)	(16,167)	(7,836)	(3,454)
Deferred tax, Total	(24,322)	(5,147)	(4,657)	5,871

Income (expense) to earnings, Total	(19,773)	(83,907)	(12,617)	(38,314)

Income Tax Expenditure Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Tax Expenses using the Legal Rate with Tax Expenses using the Effective Rate	January-June		April-June
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Tax Expense Using Legal Rate	(14,184)	(72,258)	(10,556)	(32,295)
Tax effect of rates in other jurisdictions	(10,243)	(18,774)	(6,909)	(11,108)
Tax effect of non taxable ordinary income	5,655	4,463	12	(4,106)
Tax effect of non tax deductible expenses	(4,271)	(5,400)	1,582	2,166
Tax Effect of Excess Tax for Previous Periods	3,818	3,112	3,587	3,112
Other Increases (Decreases) Legal Taxes	(548)	4,950	(333)	3,917

Adjustment to Tax Expense using the Legal Rate, Total	(5,589)	(11,649)	(2,061)	(6,019)

Tax Expenses Using the Effective Rate	(19,773)	(83,907)	(12,617)	(38,314)

The deferred tax related to financial hedging instruments, corresponds to ThU.S.$ 784 at June 30, 2009, which presents net in Hedge reserves in Changes in Net Equity. At June 30, 2008, there were no financial hedging instruments, therefore, no deferred tax concept.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (IAS 16)

Fixed assets are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes all expenditure directly attributable to goods acquisition.

Subsequent costs are included in the initial asset value or are recognized as a separate asset only when it is probable that future economic benefits associated with the elements of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably.

Depreciation is primarily determined using the lineal method, considering any adjustment for impairment. The financial statement presents the cost value less the accumulated depreciation and any impairment charge.

The determination of useful life in Property, plant and equipment, is calculated based on the defined useful life in terms of the years the asset is expected to be used.

The residual value and useful life of assets are reviewed and adjusted, if applicable, periodically.

Property, plant and equipment estimated useful life or depreciation rates

Properties, Plant and Equipment, by type Net Properties, Plant and Equipment	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Construction in progress	406,938	347,150
Land	735,341	689,846
Buildings	1,296,840	1,307,871
Plant and equipment	2,143,190	2,174,768
Information technology equipment	17,726	18,621
Fixed facilities and accessories	4,793	4,755
Motorized vehicles	4,397	4,678
Others	86,592	65,510

Total	4,695,817	4,613,199

Gross Properties, plant and equipment,
Construction in progress	406,938	347,150
Land	735,341	689,846
Buildings	2,273,251	2,256,077
Plant and equipment	3,653,529	3,613,214
Information technology equipment	41,524	41,694
Fixed facilities and accessories	17,953	17,521
Motorized vehicles	10,605	9,210
Others	119,452	99,747

Total	7,258,593	7,074,459

Types of accumulated depreciation and impairment, properties, plant and equipment
Buildings	(976,411)	(948,206)
Plant and equipment	(1,510,339)	(1,438,446)
Information technology equipment	(23,798)	(23,073)
Fixed facilities and accessories	(13,160)	(12,766)
Motorized vehicles	(6,208)	(4,532)
Others	(32,860)	(34,237)

Total	(2,562,776)	(2,461,260)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a Special Purpose Entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, with prohibition to sell and encumber any property currently belonging to the aforementioned Special Purpose Entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	06/30/2009 ThU.S$	12/31/2008 ThU.S$	01/01/2008 ThU.S$
Collateral amount of property, plant and equipment	56,761	56,758	56,411
Committed amount for the acquisition of property, plant and equipment	180,066	225,801	160,600

	06/30/2009 ThU.S$	06/30/2008 ThU.S$
Amount paid in property, plant and equipment accounts during construction process	82,798	96,261

Movement on Property, Plant and Equipment

Movement on properties, plant and equipment at June 30, 2009 and at December 31, 2008 is detailed in the following tables:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Initial balance 01/01/2009 Changes	347,150	689,846	1,307,871	2,174,768	18,621	4,755	4,678	65,510	4,613,199
Additions	83,054	21,671	7,639	6,625	98	316	70	20,202	139,675
Disappropriations	(24)	(38)	(5)	(231)	(27)	(113)	(21)	(71)	(530)
Withdrawals	(96)	(60)	(55)	(2,164)	(41)	0	0	(945)	(3,361)
Depreciation costs	0	0	(27,589)	(68,013)	(944)	(436)	(345)	(1,303)	(98,630)
Exchange rate increase (decrease) of foreign currency	373	23,922	3,664	14,051	8	234	15	3,197	45,464
Other increase/decrease	(23,519)	0	5,315	18,154	11	37	0	2	0
Total Changes	59,788	45,495	(11,031)	(31,578)	(895)	38	(281)	21,082	82,618

Closing balance 06/30/2009	406,938	735,341	1,296,840	2,143,190	17,726	4,793	4,397	86,592	4,695,817

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Initial balance 01/01/2008 Changes	166,119	716,809	1,339,120	2,282,762	15,699	5,681	4,738	78,713	4,609,641
Additions	212,224	11,174	22,825	36,447	4,386	228	783	4,631	292,698
Disappropriations	0	(476)	(37)	(3,059)	(24)	(2)	(51)	(2,862)	(6,511)
Withdrawals	(52)	0	0	(1,476)	0	0	0	0	(1,528)
Depreciation costs	0	0	(60,118)	(134,273)	(1,691)	(1,259)	(794)	(8,778)	(206,913)
Exchange rate increase (decrease) of foreign currency	(90)	(37,661)	(4,985)	(25,245)	(12)	(4)	3	(6,194)	(74,188)
Other increase/decrease	(31,051)	0	11,066	19,612	263	111	(1)	0	0
Total Changes	181,031	(26,963)	(31,249)	(107,994)	2,922	(926)	(60)	(13,203)	3,558

Closing balance 31/12/2008	347,150	689,846	1,307,871	2,174,768	18,621	4,755	4,678	65,510	4,613,199

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum
Buildings	Useful Life in Years	20	100
Plant and equipment	Useful Life in Years	10	80
Information technology equipment	Useful Life in Years	3	5
Fixed facilities and accessories	Useful Life in Years	5	20
Motorized vehicles	Useful Life in Years	5	20
Others properties, plants and equipment	Useful Life in Years	3	20

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8.  LEASES (IAS 17)

Fixed asset leases are those in which Arauco holds a significant portion of the risks and rewards of ownership and are classified as financial leases. Financial leases are capitalized at commencement of the lease term at the lower of the fair value of the leased property and the present value of the minimum lease payment.

Leases in which the Lessor holds a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

When assets are leased under a finance lease, the current value of lease payments is treated as a receivable. The difference between the gross payment to be charged and the current value of said payment is shown as capital return.

Disclosure of Finance Leases Classified by Type of Asset, Leases

	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$	12/31/2008 ThU.S.$
Net, Total, Leased Property, Plant & Equipment (Finance Lease)	12,161	12,208	12,303
Net Leased Land (Finance Lease)	2,915	2,915	2,915
Net Leased Buildings (Finance Lease)	9,246	9,293	9,388

Reconciliation of Finance Lease Minimum Payments, Lessee

Current Value of Minimum Finance Lease Obligations	06/30/2009
Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Current Value ThU.S.$
Due within one year	838	10	828
Due within one and five years	67	1	66
Due beyond five years	0	0	0

Total	905	11	894

Current Value of Minimum Finance Lease Obligations

	12/31/2008
Minimum lease payments, lease payment obligations	Gross ThU.S.$	Interest ThU.S.$	Current Value ThU.S.$
Due within one year	1,409	15	1,394
Due within one and five years	0	0	0
Due beyond five years	0	0	0

Total	1,409	15	1,394

Current Value of Minimum Finance Lease Obligations

	01/01/2008
Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Current Value ThU.S.$
Due within one year	2,110	65	2,045
Due within one and five years	1,570	18	1,552
Due beyond five years	0	0	0

Total	3,680	83	3,597

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Finance Lease Minimum Payments, Lessor

Current Value of Minimum Finance Lease Payments

	06/30/2009
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Current Value ThU.S.$
Due within one year	4,649	537	4,112
Due within one and five years	7,143	508	6,635
Due beyond five years	0	0	0

Total	11,792	1,045	10,747

Current Value of Minimum Finance Lease Payments

	12/31/2008
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Current Value ThU.S.$
Due within one year	3,429	266	3,163
Due within one and five years	5,021	244	4,777
Due beyond five years	0	0	0

Total	8,450	510	7,940

Current Value of Minimum Finance Lease Payments

	01/01/2008
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Current Value ThU.S.$
Due within one year	4,435	423	4,012
Due within one and five years	1,775	34	1,741
Due beyond five years	0	0	0

Total	6,210	457	5,753

Significant Finance Lease Agreements

Arauco holds finance leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 9.    ORDINARY REVENUE RECOGNITION (IAS 18)

Revenues are recognized after Arauco has transferred to the buyer the risks and rewards of ownership and Arauco has no right to dispose of assets, or has effective control of these products, which means that revenues are recorded in the upon delivery of goods to the customers according to the terms of the benefit.

Revenues from sales to related companies between segments, which are made at market prices, are eliminated in the consolidated financial statements.

(a)	Policy on Revenue recognition due to the Sale of Goods

Revenue from the sale of goods are recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence in management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated within the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that sales are carried out with a low average time period, which is in line with market practices.

(b)	Policy on Revenue recognition due to Rendering of Services

Arauco has leases and pest control services whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Types of Ordinary Revenue	January-June		April-June
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Sale of goods	1,345,519	1,897,652	709,607	984,698
Service Contracts	47,421	87,052	23,193	38,760

Total	1,392,940	1,984,704	732,800	1,023,458

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10.    EMPLOYEE BENEFITS (IAS 19)

Disclosure of Termination Benefits

Correspond to severance payment obligations for years of service due to termination of service contracts not covered by the provision, and that arise from benefits stated within work contracts and/or as severance payments stated in the Labor Law.

Description of Recognized Termination Benefits

Estimate of years of service severance payments to be recognized as a future termination payment liability, according to in force work contracts held with the workers and pursuant to actuarial valuation criteria for this type of liability.

Types of Benefits and Expenses by Employee

Types of Benefits Expenses by Employee	January-June		April-June
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Personnel Expenses	92,862	96,683	45,416	47,128
Wages and salaries	90,837	94,963	44,421	46,116
Short term employee benefits	443	502	157	136
Termination benefits	1,582	1,218	838	876

Termination Benefits	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Recognized liability amount for termination contract, current	2,197	2,188	2,478
Recognized liability amount for termination contract, non-current	23,047	18,109	19,445

Total	25,244	20,297	21,923

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11.    EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS (IAS 21)

The items included in the financial statements of all Arauco Companies are valued using the Company’s primary economic currency in which the company operates (functional currency). Consolidated financial statements are presented in US Dollars, which is the functional currency of the Parent Company and of the Group.

Functional currency of subsidiaries and associate companies in Brazil is the Brazilian Real. Therefore, their individual financial statements have been expressed according to the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;

(ii)	Incomes and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies, which use currencies other than the US Dollar, and those from loans and other instruments in foreign currency recognized as hedging of these investments, are assigned to net equity.

	January-June		April-June
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Exchange differences recognized in profit and loss, except for financial instruments measured at fair value through profit and loss	395	25,892	10,227	(3,674)
Accumulated translation adjustments	(46,180)	54,352	106,558	35,457

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12.    BORROWING COSTS (IAS 23)

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of loans to finance these investment projects.

Property, plant and equipment capitalized cost	January-June		April-June
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Property, plant and equipment capitalized interest cost rate	5.67	6.13	5.64	5.87
Amount of the capitalized interest cost, property, plant and equipment	5,783	3,752	3,010	2,025

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13.    RELATED PARTIES (IAS 24)

Related Party Disclosure

Outstanding balances with related parties at closure of each period correspond mainly to regular commercial operations negotiated in Chilean Pesos and USD, where collection or payment deadlines do not often exceed 30 days and in general do not have adjustment or interest clauses.

Relationship between Controller and Entity

Head Office – Subsidiary

Name of Group’s Main Controller

AntarChile S.A.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries consist of a fixed monthly rate, where eventually an annual discretionary bonus may exist.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are carried out at an arm’s length basis and are in line with transactions performed on a regular basis in the market.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Detail of Relationship between Parent Company and Subsidiary

ID Nº	Company Name	% Share 06/30/2009			% Share 12/31/2009
		Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento Y Servicios Profesionales S.A. (Mexico)	0.0020	99.9966	99.9986	0.0020	99.9966	99.9986
—	Alto Parana S.A. (Argentina)	—	99.9762	99.9762	—	99.9762	99.9762
—	Arauco Colombia S.A.	1.5000	98.4976	99.9976	1.5000	98.4976	99.9976
—	Arauco Denmark Aps (Denmark)	—	99.9991	99.9991	—	99.9991	99.9991
96765270-9	Arauco Distribucion S.A.	—	99.9992	99.9992	—	99.9992	99.9992
—	Arauco Ecuador S.A. (Ecuador)	0.1000	99.8986	99.9986	0.1000	99.8986	99.9986
—	Arauco Florestal Arapoti S.A. (Brazil)	—	79.9989	79.9989	—	79.9989	79.9989
—	Arauco Forest Brasil S.A. (Brazil)	33.71387	66.2851	99.9988	33.7137	66.2851	99.9988
—	Arauco Forest Products B.V. (Holland)	—	99.9991	99.9991	—	99.9991	99.9991
96547510-9	Arauco Generacion S.A.	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Honduras S. De R. L. De C.V. (Honduras)	0.0616	99.9370	99.9986	0.0616	99.9370	99.9986
96563550-5	Arauco Internacional S.A.	98.0377	1.9609	99.9986	98.0377	1.9609	99.9986
—	Arauco Peru S.A. (Peru)	0.0013	99.9973	99.9986	0.0013	99.9973	99.9986
—	Arauco Wood Products, Inc. (USA)	0.3953	99.6033	99.9986	0.3953	99.6033	99.9986
—	Araucomex S.A. De C.V. (Mexico)	0.0005	99.9981	99.9986	0.0005	99.9981	99.9986
96565750-9	Aserraderos Arauco S.A.	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
96657900-5	Controladora De Plagas Forestales S.A.	—	61.1714	61.1714	—	61.1714	61.1714
—	Faplac S.A. (Argentina)	—	99.9979	99.9979	—	99.9979	99.9979
—	Flooring S.A. (Argentina)	—	99.9984	99.9984	—	99.9984	99.9984
—	Forestal Arauco Guatemala S.A. (Guatemala)	0.1223	99.8763	99.9986	0.1223	99.8763	99.9986
96573310-8	Forestal Arauco S.A.	99.9248	—	99.9248	99.9248	—	99.9248
85805200-9	Forestal Celco S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	—	97.4281	97.4281	—	97.4281	97.4281
—	Forestal Concepción S.A. (Panamá)	0.0050	99.9936	99.9986	0.0050	99.9936	99.9986
—	Forestal Cono Sur S.A. (Uruguay)	—	99.9986	99.9986	—	99.9986	99.9986
78049140-K	Forestal Los Lagos S.A.	—	79.9405	79.9405	—	79.9405	79.9405
—	Forestal Misiones S.A. (Argentina)	—	99.9885	99.9885	—	99.9885	99.9885
—	Forestal Nuestra Señora Del Carmen S.A.	10.0000	89.9987	99.9987	10.0000	89.9987	99.9987
96567940-5	Forestal Valdivia S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Industrias Forestales S.A. (Argentina)	9.9770	90.0217	99.9987	9.9770	90.0217	99.9987
—	Inversiones Celco S.L. (Spain)	31.8904	68.1087	99.9991	31.8904	68.1087	99.9991
79990550-7	Investigaciones Forestales Bioforest S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A. (Argentina)	—	99.9767	99.9767	—	99.9767	99.9767
—	Lucchese Empreendimientos E Participacoes Ltda.	—	99.9885	99.9885	—	99.9885	99.9885
99550470-7	Molduras Trupan S.A.	1.0000	98.9992	99.9992	1.0000	98.9992	99.9992
96510970-6	Paneles Arauco S.A.	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Placas Do Parana S.A. (Brazil)	7.8207	92.1780	99.9987	7.8207	92.1780	99.9987
—	Savitar	—	99.9985	99.9985	—	—	—
96637330-K	Servicios Logisticos Arauco S.A.	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995
—	Southwoods-Arauco Lumber And Millwork Llc (USA)	—	99.6110	99.6110	—	99.6110	99.6110

Subsidiaries listed in the above table and Special Purpose Entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Termination Benefits received by Key Management Personnel

	January-June		April-June
	2009 ThU.S.$	2008 ThU.S.$	2009 ThU.S.$	2008 ThU.S.$
Short term benefits	17,109	16,676	5,979	7,227
Termination benefits	261	3	261	0

Total	17,370	16,679	6,240	7,227

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Forestal Mininco S.A.	91,440,000-7	Indirect	Chile	113	824	0
CMPC Maderas S.A.	95,304,000-K	Indirect	Chile	0	32	24
Eka Chile S.A.	99,500,140-3	Associates	Chile	1,620	0	915
Forestal del Sur S.A.	79,825,060-4	Indirect	Chile	422	3,947	561
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	0	29	0
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	365	643	9,778
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	512	0	0
Dynea Brasil S.A.	—	Associates	Brazil	103	0	101

Total				3,135	5,475	11,379

Related Party Payables

Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Chile	8,110	3,233	6,011
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Chile	340	132	244
Depósitos Portuarios Lirquén S.A.	96,871,870-3	Other related party	Chile	2	4	2
Eka Chile S.A.	99,500,140-3	Associates	Chile	2	3,951	0
Empresas Copec S.A.	90,690,000-9	Parent Company	Chile	3	0	0
Fundación Educacional Arauco	71,625,000-8	Other related party	Chile	0	105	645
Sigma S.A.	86,370,800-1	Other related party	Chile	2	0	4
Codelco Chile	61,704,000-k	Indirect	Chile	0	5	1
Empresa Nacional de Telecomunicaciones S.A.	92,580,000-7	Indirect	Chile	7	12	9
Servicios Corporativos Sercor S.A.	96,925,430-1	Associates	Chile	9	3	4
Puerto de Lirquén S.A.	82,777,100-7	Associates	Chile	443	1,488	737
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Chile	85	0	459
Genómica Forestal S.A.	76,743,130-9	Associates	Chile	0	169	0

Total				9,003	9,102	8,116

Related party transactions

Purchases

Name of Related Party	Corresponding ID No.	Nature of Relationship	Transaction Detail	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Abastible S.A.	91,806,000-6	Affiliate of shareholder	Fuel	1,046	4,175
Empresas Copec S.A.	90,690,000-9	Parent Company	Management service	140	272
Compañia de Petróleos de Chile S.A.	99,520,000-7	Affiliate of shareholder	Fuel and lubricant	26,149	121,436
Copec Mobil S.A.	85,759,000-7	Affiliate of shareholder	Lubricant	0	1,945
Compañía Puerto de Coronel S.A.	79,895,330-3	Associates	Transport and stowage	1,035	3,156
Codelco Chile	61,704,000-k	Indirect	Supplies	1,377	1,742
Dynea Brasil S.A.	—	Associates	Chemical products	12,467	41,457
Dynea Brasil S.A.	—	Associates	Melamine paper	8,168	20,961
Eka Chile S.A.	99,500,140-3	Associates	Sodium chlorate	26,402	99,465
Forestal del Sur S.A.	79,825,060-4	Indirect	Wood and logs	877	1,461
Forestal del Sur S.A.	79,825,060-4	Indirect	Cost recovery	7	543
Portaluppi, Guzmán y Bezanilla Abogados	78,096,080-9	Other related party	Legal services	613	1,443
Compañía Puerto de Lirquén S.A.	82,777,100-7	Associates	Port services	4,235	8,855
CMPC Maderas S.A.	95,304,000-k	Indirect	Logs	453	327

Sales

Name of Related Party	Corresponding ID No.	Nature of Relationship	Transaction Detail	12/31/2008 ThU.S.$	01/01/2008 ThU.S.$
Colbún S.A.	96,505,760-9	Indirect	Electrical power	10,346	4,080
Dynea Brasil S.A.	—	Associates	Management service	215	523
Dynea Brasil S.A.	—	Associates	Fuel	297	456
Eka Chile S.A.	99,500,140-3	Associates	Electrical power	9,772	66,166
Sodimac S.A.	96,792,430-k	Indirect	Wood	14,998	54,938
Stora Enso Industria de Papel S.A.	—	Associates	Wood	3,387	9,315
Forestal del Sur S.A.	79,825,060-4	Indirect	Woodchip	11,658	3,533
Forestal Mininco S.A.	91,440,000-7	Indirect	Wood	577	2,471
CMPC Maderas S.A.	95,304,000-k	Indirect	Other sales	137	368

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14.    CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (IAS 27)

Subsidiaries are all entities over which Arauco has the power to manage finance and operational policies. This generally means holding more than one half of the voting rights. Stock and the effect of the potential voting rights that are currently being exercised or converted are considered when evaluating whether the Group controls another entity. Subsidiaries are consolidated as of the date in which control is transferred to the Group, and are excluded when control is terminated.

Arauco applies the acquisition method to recognize the acquisition of subsidiaries. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value for the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

Intercompany transactions, outstanding balances and unrealized profits derived from the Group’s intercompany transactions are derecognized. Minority interests are presented as as separate component of equity.

When it is necessary to ensure uniformity with policies adopted by the Group, accounting policies of the subsidiaries are modified.

Disclosure of Subsidiary Investments

On June 30, 2009, Arauco Internacional S.A. acquired 80% participation of Savitar in ThU.S.$10,131, an operation that generated a goodwill of ThU.S.$3,570. Previously, on March 28, 2008, materialized through the subsidiary Faplac, acquired 20% of the entity. The fair value of this investment is currently under revision.

On December 18, 2008, a capital contribution was made to the company Lucchese Empreendimientos e Participacoes Ltda. through the subsidiary Alto Paraná S.A. With this, the Group achieved a 99.99% share.

Detail of Significant Subsidiaries

Details of the subsidiaries are set out in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES (IAS 28)

Associates are all the entities over which Arauco has significant influence but no control. This generally implies holding a share of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recorded at cost, and the book value is increased or decreased in order to recognize the corresponding share in the income statement for the period and in the comprehensive income statements as a result of the adjustments from the conversion to other currencies in the financial statements. Arauco investments in associates include the purchased goodwill (net of any loss for accumulated impairment).

Realized Investments

At 30 June 2009, no new investments in associates to report.

Detail of Investments in Associates

The following table shows information on Investments in Associates at June 30, 2009 and December 31, 2008, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Dock and warehousing operations for owned assets and to third parties, loading and unloading of all types of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.13809

	06/30/009	12/31/2008
Cost of Investment in Associate	ThU.S.$40,091	ThU.S.$37,589

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	US Dollar
Main Activities of Associate	Investments in all kinds of personal and real state, company acquisitions and all kinds of securities and investment instruments, investment management and development and/or participation in all kinds of businesses and companies related to industrial, port, forest and commercial activities.
Percentage Share in Associate %	50.00

	06/30/2009	12/31/2008
Cost of Investment in Associate	ThU.S.$ 25,609	ThU.S.$25,741

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of all kinds of companies related to Business Management
Percentage Share in Associate %	20.00

	06/30/2009	12/31/2008
Cost of Investment in Associate	ThU.S.$1,207	ThU.S.$953

Name of Associate	Eka Chile S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Production, import, export and in general, the acquisition, disposal and commercialization of chemical products, machinery and equipment for industrial processing. Additionally, the Company can offer maintenance services to the above mentioned equipment
Percentage Share in Associate %	50.00

	06/30/2009	12/31/2008
Cost of Investment in Associate	ThU.S.$28,012	ThU.S.$28,983

Name of Associate	Dynea Brasil S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	a) Production and sale of resins; b) Paper Impregnation for panel coating and commercialization
Percentage Share in Associate %	50.00

	06/30/2009	12/31/2008
Cost of Investment in Associate	Th U.S. $12,296	Th U.S. $12,235

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00

	06/30/2009	12/31/2008
Cost of Investment in Associate	ThU.S.$34,443	ThU.S.$34,442

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatic tools with the sole purpose of strengthening company genetic programs and with this, improve the competitive position of Chilean forestry industries for priority species.
Percentage Share in Associate %	25.00

	06/30/2009	12/31/2008
Cost of Investment in Associate	ThU.S.$11	ThU.S.$8

Name of Associate	Savitar
Country of Incorporation of Associate	Argentina
Functional Currency	US Dollar
Main Activities of Associate	Timber Farming
Percentage Share in Associate %	20.00

	06/30/2009	12/31/2008
Cost of Investment in Associate	It is subsidiary	ThU.S.$1,641

Summarized financial Information of Associates

	06/30/2009
	Sum of Assets ThU.S.$	Sum of Liabilities ThU.S.$
Current assets of associates	144,142	39,059
Non-current assets of associate	316,480	421,563

Total Associates	460,622	460,622

	12/31/2008
	Sum of Assets ThU.S. $	Sum of Liabilities ThU.S.$
Current assets of associates	149,215	42,290
Non-current assets of associate	324,258	431,183

Total Associates	473,473	473,473

	06/30/2009 ThU.S. $	06/30/2008 ThU.S.$
Ordinary income of associates	56.048	79,000
Ordinary expenses of associates	(35,108)	(73,323)

Net profit (loss) of associates	20,940	5,677

Equity has been considered within the Associates Non-current Liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates

	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	141,590	153,861

Investment Changes in Associate Companies (presentation)

Investment in Associates, Additions	0	10,353
Equity in Ordinary Profit (Loss) investments in associates	5,947	5,839
Dividends Received, Investments in Associates	(15,172)	(4,427)
Impairment, Investments in Associates	0	(511)
Increase (Decrease) in foreign exchange translation investment in associates	9,816	(19,523)
Other Increase (Decrease) in foreign exchange translation investment in associates	(512)	(4,002)

Changes in Associate Company Investments, Total	79	(12,271)

Investments in Associates accounted for using the equity method, closing balance	141,669	141,590

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES (IAS 31)

Equity in joint ventures is accounted for using the equity method. Pursuant to IAS 31, we have opted for registering the investment by applying the equity method.

Once the investor has reduced the value of the investment to zero, additional losses shall be accounted for through liability recognition, only if incurred in legal or implicit obligations, or if payments have been made on behalf of the associate of the Joint Venture. If the Joint Venture associate receives subsequent earnings, the investor shall continue to recognize its part when the share of said earnings equals the corresponding unrecognized losses.

Arauco holds a 50% share in jointly held Eka Chile S.A., a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement exists with the company in which Arauco has initiated joint venture economic activities.

Summarized Joint Venture Financial Information

Summary of total Joint Venture Assets, Liabilities, Expenses and Income

	06/30/2009		12/31/2008
	Sum of Assets ThU.S.$	Sum of Liabilities ThU.S.$	Sum of Assets ThU.S.$	Sum of Liabilities ThU.S.$
Joint Venture Current Assets	29,933	5,010	33,457	8,190
Joint Venture Non-Current Assets	34,931	59,854	34,986	60,253

Total Joint Venture	64,864	64,864	68,443	68,443

Eka Chile S.A equity is recognized in Noncurrent Liabilities

Below sets out of net result of Eka Chile S.A. grouping separately the income and the expenditure.

	06/30/2009	06/30/2008
Joint Venture Ordinary Incomes	36,414	49,754
Joint Venture Expenses	(32,749)	(52,104)

Joint Venture Net Profit (Loss)	3,665	(2,350)

Principal Joint Venture Activities

Production, import, export and in general, the acquisition, sale and commercialization of chemical products, machinery and equipment for the industrial processing of these products. Additionally, the Company offers maintenance services for the aforementioned machinery and equipment.

Country of Incorporation of the Joint Venture

Chile

Cost of Investment of Joint Venture

At June 30, 2009 investment in Eka Chile S.A. amounted to ThU.S.$28,012 and as of December 31, 2008 the investment amounted to ThU.S.$28,983.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. EARNINGS PER SHARE (IAS 33)

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, around 40% of net profits to be distributed for each tax year; considering the alternative of a provisional dividend at year end.

On April 23, 2009, at the Ordinary General Shareholders Meeting No. 30 it was agreed to distribute a definitive dividend of U.S.$0.781676137 per share, which was paid as of May 7, 2009 and charged to the net profits of the period (2008 tax year).

On November 25, 2008, the Board of Directors agreed to distribute a provisional dividend of US$0.8920 per share, which was paid as of December 10, 2008 and charged to the net profits for the period (2008 tax year).

On April 22, 2008, at the Ordinary General Shareholders Meeting No. 29 it was agreed to distribute a definitive dividend of $814 per share, which was paid as of May 7, 2008 and charged to the net profits of the period (2007 tax year).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. IMPAIRMENT OF ASSETS (IAS 36)

The decrease in demand of sawn timber products due primarily to the credit crisis and the continued downturn in the real state market in the United States resulted in Arauco’s decision to close the following sawmills in Chile: La Araucana, Escuadrón and Lomas Coloradas. Therefore, the fair value of the assets of the permanently closed facilities was nominal and was determined based on the estimated sale and salvage value.

The amount provisioned in asset for impairment is ThU.S.$5,412 at June 30, 2009 (ThU.S.$5,412 at December 31, 2008).

Cash-Generating Unit with Impaired Assets

Information of Impaired Assets as of June 30, 2009 and December 31, 2008 respectively:

Description of Cash-generating Unit	La Araucana
Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less Sales Costs	Third party assessments
Discount rate Used for Current Estimates of Value in Use	—
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost

	06/30/2009	12/31/2008
Impairment	ThU.S.$541	ThU.S.$541

Description of Cash-generating Unit	Escuadrón
Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs	Third party assessments
Discount rate Used for Current Estimates of Value in Use	—
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost

	06/30/2009	12/31/2008
Impairment	ThU.S.$1,430	ThU.S.$1,430

Description of Cash-generating Unit	Lomas Coloradas
Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs	Third party assessments
Discount rate Used for Current Estimates of Value in Use	—
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost

	06/30/2009	12/31/2008
Impairment Amount	ThU.S.$1,753	ThU.S.$1,753

Disclosure of Asset Impairment

Disclosure of Asset Impairment
Principal types of Assets affected by Impairment and Reversion Losses, for which no individual information is disclosed	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses, for which no individual information is disclosed	Technical Obsolescence

	06/30/2009	12/31/2008
Information relevant to the sum of all impairment	ThU.S.$1,688	ThU.S.$1,688

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES (IAS 37)

Provisions are recognized when there is a current or constructive legal obligation resulting from past events where it is probable that a payment is necessary to settle the obligation and, when a reliable estimate of this obligation is possible.

Lawsuits or other Legal Proceedings

Below, details the lawsuits that have been estimated relevant to report:

1. With regard to Valdivia Mill of Celulosa Arauco y Constitución S.A. (hereinafter also the “Company” or “Arauco”), various criminal proceedings have been filed at the corresponding Warranty Court (Tribunal de Garantía), relating to alleged environmental violations which were allegedly committed as a result of operations at said Mill. All criminal proceedings have been addressed through a single investigation. The complaints relate to stipulations indicated in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office of San José de la Mariquina, with multiple diligence requests already made.

In our opinion, the evidence submitted in the investigation does not prove the existence of any offense or responsibility for the Company or of any of its employees for the alleged events.

2. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed against the Company a civil lawsuit for reparation of environmental harm and indemnification, before the First Civil Court of Valdivia (Rol 746-2005).

The Company filed its response, indicating with solid arguments that it is not responsible for the environmental damages and therefore the indemnification payments, as well as the alleged reparation, are inadmissible. The lawsuit is currently in progress.

3. With regard to Nueva Aldea Mill, on December 20, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Celulosa Arauco y Constitución S.A., as subsidiarily responsible, and also directly against the Company. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, and against Celulosa Arauco y Constitución S.A., as subsidiarily responsible, and also directly against Arauco.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three workers of the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. They were undertaking construction work at the Nueva Aldea Pulp Mill in December 2005. These three workers allegedly suffered irradiation when handling a source that originated from equipment belonging to a subcontractor of the aforementioned.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Notified of said complaints, the Company opposed on the basis of lack of jurisdiction, and, subsidiarily, answered the principal complaints, claiming that they are invalid for failure to state a claim. Also, the Company responded to the secondary complaints directly against the Company, requesting that they be rejected for lacking any merit. The matter is currently in progress.

For these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005.

Notified of said complaint, the Company opposed on the basis of lack of jurisdiction, and, subsidiarily, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court ordered the desertion of the procedure, since the plaintiff has ceased in its procedural activity for more than six months, resolution that is currently contested by the plaintiff, and pending to be resolved its opposition.

4. With regard to the Constitución Mill, on January 24, 2006, the Company was notified of a civil claim (interdicto posesorio) brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier before the Court of Constitucion, in order that such tribunal decrees the necessary measures in order that the air surrounding the Constitucion Mill would not be harmful. Such demand which went more than two years without progressing, has now been filed. In our opinion and based on information available to us, this complaint lacks merit.

5. With regard to the Lincancel Mill, pursuant to Resolution No. 1828 dated June 13, 2007, the Sanitary Services Superintendency initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendency resolved to amplify the charges included in resolution 1828.

The Company submitted its respective responses dated as of July 17, 2007. However, by Resolution No. 2589 of August 28, 2007, the Sanitary Services Superintendency sanctioned the Company with a fine of 100 UTA for not complying with the applicable emission norms (a fine that was already paid by the Company) and with a fine of 1,000 UTA for having put in danger, as is indicated in the resolution, the health of the population. The latter sanction was appealed before the Courts of Santiago and the matter is currently in progress.

6. With respect to the Licancel Mill, the Attorney General Office initiated an investigation related to the mortality of fish that took place in June 2007, for which complaints were compiled and submitted by both public and private entities. The investigation is being led by the Attorney General Office of Licanten (Case No. 0700427552-1) and is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

7. With respect to the Licancel Mill, on September 7, 2007, the National Defense Council (Consejo de Defensa del Estado) filed against the Company a civil lawsuit for reparation of environmental harm and indemnification, before the Fourth Civil Court of Talca (Case No. 322-2007). Upon notification, the parties agreed to suspend the proceedings for ninety business days, which was approved by the Court on December 21, 2007. On May 16, 2008, proceedings were reinitiated and the matter is currently in progress.

8. On August 14, 2009, the Company was notified with a demand for compensation for damages filed by lawyers representing a Group of 168 fishermen from region VII and workers in related activities, located in the creeks of artisanal fishermen of Putu, La Trinchera, Iloca, Duao and Llico.

This demand seeks an order requiring the Company for alleged damages caused in the Mataquito River, its estuary and the adjacent coastline as a result of the alleged environmental damage in the Mataquito River, requesting that the Company be ordered to pay each plaintiff.

The cause is now pending in the 11 Civil Court in Santiago, autos role 16.009-2009, in the state to answer the demand by the Company.

9. Parents and Brothers of the worker, Mr. Julio Gonzalo Cartes Barrientos, who was electrocuted while trying to repair a luminary, filed on August 3, 2004 a civil suit for compensation for damages in tort against the Company, as contractor, and against José Reinaldo Vargas as a Company principal.

The Company claimed prescription and careless exposure of the worker, who disregarded the instructions of his superiors by not to assembling scaffolding to repair the luminary. The sentence of first instance was favorable to the Company, accepting the alleged prescription. The sentence was quashed by trade, returning the case to the state of first instance on the stage before the conciliation hearing, that it is done.

10. On August 25, 2005, the Chilean Servicio de Impuestos Internos (hereinafter the “Chilean IRS”) issued the tax calculations No. 184 and No. 185 of 2005, objecting the operations of capital devolution effected on April 16, 2001 and October 31, 2001 by Celulosa Arauco y Constitución S.A., and furthermore, requesting reimbursement for amounts returned for tax loss as well as the restatement to the balance of the taxable revenues fund (FUT). On November 7, 2005, the Company requested an administrative review of the tax action called Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”) and, subsidiarily, a claim was filed against those tax calculations No. 184 and 185, 2005. The administrative review (RAF) was resolved on January 9, 2009 by the Chilean IRS which partially sustained the Company’s request.

The findings were sent to the Tax Court of Santiago Oriente to initiate the tax proceedings with regards to the disputed amount. The Court has not yet initiated the proceeding.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

11. Luis Alberto Ossandón Valdés filed a lawsuit against the Company and Forestal Celco S.A. before the Ninth Civil Court of Santiago declaring a sales contract for real estate purchased at public auction null and void. In the aforementioned auction, the Company was awarded several forestry plots of land located on the El Trapiche country property, located in the provinces of Constitución and Talca. The plaintiff also filed a reivindication action against Forestal Celco S.A., to whom the Company transferred said real estate through a sales agreement.

On June 2, 2008, after pronouncement of the final verdict, the lawsuit was ruled inadmissible in all its stipulations, with court costs awarded to be charged against the plaintiff. The plaintiff filed an appeal against the ruling on July 1, 2008. To date, the appeal hearing and verdict are still pending at the Appellate Court.

12. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of the propagation of a fire that occurred on January 12, 2007 on the El Tablón county property which belongs to Forestal Celco S.A.

On April 30, 2009, Forestal Celco S.A. submitted its responses, as dilatory pleas, which are currently in progress.

13. On October 17, 2003, Forestal Celco S.A. was notified of a lawsuit filed by Eusebio Matus and others as successors of Jenové Soto Pardo and Emilia Jara Pardo. The lawsuit aims at recovering the “El Rosario” property, located at Quilacoya, Hualqui. The property has an approximate surface area of 190 hectares (Case No. 6.246-2003). On April 13, 2007 the first instance ruling sustained the lawsuit. The company promptly filed an appeal against the ruling (No. 1.041-2007). On May 6, 2009, after case proceedings, the Appeal Court ruled to summon both parties to a settlement hearing that was held on May 28, 2009. The parties reached a complete and final agreement, pursuant to which the defendant paid the plaintiff a sum of money and the trial was brought to a definitive end.

14. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to obtain reivindication for an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified.

On May 18, 2008, the Company filed its responses through dilatory pleas. To date, the plaintiff has not answered the request nor rectified the lawsuit.

In August 2008, the plaintiff requested an injunction to prohibit the execution of acts and agreements and a restraining measure over the country property and forests. The court dismissed the requested injunction measures forthwith on August 22, 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

15. On April 29, 2004, Aserraderos Arauco S.A. was notified of a lawsuit for contract fulfillment and compensatory damages, filed before the Second Civil Court of Concepción by Ingeniería y Construcciones Ralco Ltda, case No. 3.218-2008. The plaintiff maintains that the contracts entered into with sawmill administrators include Aserraderos Arauco S.A. The case has currently been archived, with no actions being taken.

16. On January 29, 2009, Forestal Valdivia S.A. was notified of a civil lawsuit filed by Carlos Nambrard Figueroa by himself and on behalf of the members of the Julia Figueroa Olivero Estate, against Forestal Valdivia S.A and Forestal Tornagaleones S.A., which aims to make both companies jointly and severally liable for compensation of alleged material and moral damages suffered as a result of the occupancy, plantation and operation of agricultural piece of land (Cerros del Lingue) over which the Estate alleges ownership rights. Forestal Validivia S.A. has held ownership rights and material and legal possession for more than ten years with respect to such piece of land.

Forestal Valdivia S.A. responded to the lawsuit arguing that it should be rejected for a lack of legal basis. The case is currently in progress.

17. On October 8, 2007, the Argentine Administración Federal de Ingresos Públicos (AFIP) notified the subsidiary Alto Paraná S.A. (hereinafter “APSA”) of the commencement of an administrative process (“court-initiated proceedings”). In this process, AFIP is investigating the deductibility of the income tax of certain expenses, interests and exchange gains or losses generated by Private Negotiable Obligations that were issued by the Company in 2001.

On December 14, 2007, the AFIP notified APSA that it rejected APSA’s position and proceeded to demand the income, within fifteen administrative business days, of the calculated differences in the income taxes for the financial years 2002, 2003 and 2004 in principal and the rest as back interest and penalty fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court, with absolute certainty that in the legal process APSA is correct and that its actions have always pertained to its rights. Based on the opinion of the legal counsel and according to the analysis and evaluation of the grounds of the claim, of the applicable norm and the existing judicial precedents, APSA considers that there are solid grounds that credit the legitimacy of its acting in the determination of its tributary charge, and expects, though it cannot provide any assurances, that the fiscal claim shall be revoked by the jurisdictional court. For such reasons it has not been made a provision for this concept in any of the fiscal years in which the negotiable obligations were in force.

During the course of this case, and with reference to the payment of the proceeding rate to the fiscal court, on July 18, 2008, the instructor of the case intimated APSA an amount with respect to the proceeding rate before the fiscal court. Against this intimated resolution, on August 14, 2008, APSA sought annulment or appeal on the basis that the intimated rate was unreasonable.

On September 10, 2008, APSA filed a complaint with the National Appeals Chamber in Federal Administrative Contentious matters, which was conceded, so that the question will be resolved by this chamber and eventually by the Argentine Supreme Court. The analysis of the basis of the appeal leads to an optimistic view of the case in the opinion of the APSA’s legal counsel.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

18. On November 28, 2008. APSA was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 that questioned the timely liquidation of foreign currency with respect to export proceeds.

Alto Paraná S.A. responded to the charges in a timely and correct manner.

At the date of issuing the present financial statements and considering the preliminary state of proceedings, APSA Legal Advisors are not in a position to estimate the result of the hearing: for such reason and in the understanding that there are no legal grounds for the charges, it has not been made a provision for this concept.

19. On March 2, 2009, the General Department of Revenue of the Province of Misiones notified to Alto Paraná S.A. of a Proceeding Review within the framework of a Tax Audit Procedure.

The pretension of the Provincial Tax Authority is referred to an alleged debt for Gross Income Tax, retentions over the Gross Income Tax and Forestry Services Tax for fiscal period between July 2006 and December 2007. The determination of the Provincial Tax Authority is founded mainly, in the alleged taxability on income for exports vis a vis the Gross Income tax, in the method of allocating such taxable base to the Province of Misiones and the inclusion of certain supplies (wood chips) in the taxable base of the Forestry Services Tax.

On April 17, 2009, APSA answered the aforementioned hearing requesting that the tax determination be declared null and void ex officio and that the proceedings be archived on the understanding of the declared inadmissibility stipulated in the tax request.

On May 29, 2009 the General Department of Revenue of the Province of Misiones ordered through Resolution 1342/2009 the filing of proceedings without any fiscal adjustment determined.

At the closing date there are no other contingencies that might significantly affect the Companies financial, economic or operational conditions.

Provisions at June 30, 2009 and at December 31, 2008 are as follow:

Types of Provisions	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Provisions, Current	4,499	3,753
Security provision	50	0
Legal claims provision	4,384	3,753
Other provision	65	0
Provisions, non-current	6,037	5,585
Legal claims provision	6,037	5,516
Other provision	0	69

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

	06/30/2009
Movements in Provisions	Legal Claims ThU.S.$	Other Provision ThU.S.$	Total ThU.S.$
Opening balance	9,269	69	9,338
Changes in provisions
Additional provisions	743	65	808
Increase (decrease) in existing provisions	387	78	465
Used provisions	(368)	(6)	(374)
Increase (decrease) in foreign currency exchange	390	0	390
Other increases (decreases)	0	(91)	(91)
Changes in provisions, total	1,152	46	1,198

Total provision, closing balance	10,421	115	10,536

	12/31/2008
Movements in Provisions	Legal Claims ThU.S.$	Other Provision ThU.S.$	Total ThU.S.$
Opening balance	8,481	110	8,591
Changes in provisions
Increase (decrease) in existing provisions	1,848	(41)	1,807
Used provisions	(491)	0	(491)
Increase (decrease) in foreign currency exchange	(569)	0	(569)
Other increases (decreases)	0	0	0
Total Changes	788	(41)	747

Closing balance	9,269	69	9,338

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. TYPES OF INTANGIBLE ASSETS (IAS 38)

Arauco holds the following main intangible assets:

Purchased goodwill

Computer software

Water-rights

Policy on Identifiable Intangible Assets

(i) Computer Software

Purchased licenses of computer software are capitalized based on acquisition costs plus other costs incurred to make them compatible with specific programs. These costs are amortized during estimated useful life.

(ii) Goodwill

Goodwill represents the excess in acquisition cost over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary/associate at acquisition date. Goodwill in not amortized but is subject to annual impairment test.

(iii) Water-rights

Water-rights are recognized at historical cost and have unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized but are subject to periodic impairment tests.

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost any accumulated amortization and impairment losses.

Amortization Method for Software Programs

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over said useful life. Amortization begins when the asset is available for use, that is, when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Amortization Method for Other Identifiable Intangible Assets

Acquired goodwill is assigned to each of the cash-generating units (CGU) in order to prove impairment losses. Assignment is carried out in the CGU’s that are expected to benefit from the business combination in which the goodwill occurred.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Identifiable Intangible Assets

Types of Intangible Assets, Net	06/30/2009 ThU.S.$	12/31/2008 ThU.S.$
Intangible assets, Total	18,085	14,469
Acquired goodwill,	6,704	3,134
Identifiable intangible assets, net	11,381	11,335
Software programs	4,853	5,738
Other identifiable intangible assets	6,528	5,597
Types of intangible assets, gross	30,003	25,287
Acquired goodwill	6,704	3,134
Identifiable intangible assets, gross	23,299	22,153
Software programs	16,754	16,529
Other identifiable intangible assets	6,545	5,624
Types of accumulated amortization and impairment, intangible assets
Accumulated amortizationa and impairment	(11,918)	(10,818)
Accumulated amortization and impairment	(11,918)	(10,818)
Software programs	(11,901)	(10,791)
Other identifiable intangible assets	(17)	(17)

Reconciliation between opening and closing book values

	06/30/2009
Intangible Movements	Computer Programs ThU.S.$	Goodwill ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance Changes	5,738	3,134	5,597	14,469
Additions	267	3,570	897	4,734
Disappropriations	(3)	0	0	(3)
Withdrawals	(1,149)	0	(4)	(1,153)
Amortization	0	0	38	38
Changes Total	(885)	3,570	931	3,616

Closing Balance	4,853	6,704	6,528	18,085

	12/31/2008
Intangible Movements	Computer Programs ThU.S.$	Goodwill ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance Changes	6,808	3,134	5,698	15,640
Additions	1,198	0	0	1,198
Disappropriations	0	0	(22)	(22)
Amortization	(2,268)	0	(18)	(2,286)
Increase (decrease) in foreign currency conversion	0	0	(61)	(61)
Changes Total	(1,070)	0	0	(1,171)

Closing Balance	5,738	3,134	5,597	14,469

		Minimum life or rate	Maximum life or rate
Software programs life or rate	Life	3	16

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21.    BIOLOGICAL ASSETS (IAS 41)

Arauco uses the discounted future cash flows criteria to value forestry plantations.

Cash flows are determined in terms of harvest and expected sale of forestry products, associated to the demand of the Company’s owned industrial centers and sales to third parties. Margin of Sales are also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41.

The company holds fire insurance policies against forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow fire risks to be minimized.

Forestry plantations classified as current assets correspond to those to be harvested and sold in the short term.

Detail of Biological Assets Pledged as Security

There are no forestry plantations pledged as security, except for the ones belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, Special Purpose Entity). In October, 2006, pledges without transfer and prohibition to sell and encumber were constituted in favor of JPMorgan and Arauco, for forests located on their own land. At June 30, 2009, the fair value of these forests reached ThU.S.$63,074 as compared to ThU.S.$73,759 at December 31, 2008.

Detail of Biological Assets with Restricted Ownership

At the date of these financial statements, there are no biological assets with restricted ownership.

Disclosure of Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period.

No significant grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Biological Assets Movement

06/30/2009 ThU.S.$
Opening Balance	3,652,433
Changes in Biological Assets
Additions	48,081
Decreases due to Sales, Biological Assets	(2,916)
Decreases due to Harvest, Biological Assets	(91,687)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	75,921
Increases (decreases) in Foreign Currency Translation, Biological Assets	63,049
Other Increases (decreases), Biological Assets	(3,999)
Total Changes	88,449

Closing Balance	3,740,882

12/31/2008 ThU.S.$
Opening Balance	3,823,019
Changes in Biological Assets
Additions	154,414
Decreases due to Sales, Biological Assets	(2,137)
Decreases due to Harvest, Biological Assets	(296,321)
Profit (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	65,201
Increases (decreases) in Foreign Currency Translation, Biological Assets	(90,642)
Other Increases (decreases), Biological Assets	(1,101)
Total Changes	(170,586)

Closing Balance	3,652,433

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22.    ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department with each of its specialists that ensure these guidelines are met and put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses in its productive processes several supplies, such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progresses have been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Environment Related Disbursement Information

At June 30, 2009 and 2008 respectively, Arauco made the following disbursements related to its main environmental projects:

Company	Name of Project	Disbursements undertaken 2009				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	3,425	Asset	Property, plant and equipment	720	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	396	Expense	Operating costs	170	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	10,410	Asset	Property, plant and equipment	10,068	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	852	Expense	Operating costs	744	2009
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,538	Asset	Property, plant and equipment	3,655	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	1,046	Asset	Property, plant and equipment	734	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	14,725	Expense	Operating costs	9,976	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	826	Expense	Operating costs
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	4,407	Asset	Property, plant and equipment	695	2009
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,139	Asset	Property, plant and equipment	1,629	2009
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,305	Asset	Property, plant and equipment	4,232	2009
Alto Paraná S.A	Environmental improvement studies	In process	396	Asset	Property, plant and equipment	112	2009
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,391	Asset	Property, plant and equipment	1,070	2009- 2010
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	313	Expense	Operating costs	455	2009
Paneles Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	39	Expense	Operating costs	235	2009
Paneles Arauco S.A	Environmental improvement studies	In process	158	Expense	Operating costs	625	2009
Paneles Arauco S.A	Environmental improvement studies	In process	428	Asset	Property, plant and equipment	543	2009
Forestal Celco S.A	Environmental improvement studies	In process	21	Asset	Property, plant and equipment	2,849	2009- 2010
Aserraderos Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	493	Asset	Property, plant and equipment	19	2009
Placas do Paraná S.A	Environmental improvement studies	In process	354	Asset	Property, plant and equipment	91	2009

			44,662			38,622

Company	Name of Project	Disbursements undertaken 2009				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of gas emissions from industrial process	In process	13,915	Asset	Property, plant and equipment	10,464	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	4,356	Expense	Operating costs	897	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	4,096	Asset	Property, plant and equipment	8,921	2009
Celulosa Arauco y Constitución S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	516	Expense	Operating costs	0	2009
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,653	Asset	Property, plant and equipment	6,373	2009
Celulosa Arauco y Constitución S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	5,211	Expense	Operating costs	2,212	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	418	Asset	Property, plant and equipment	3,774	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	In process	2,940	Expense	Operating costs	2,438	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	1,534	Expense	Operating costs	0	2009
Celulosa Arauco y Constitución S.A	Environmental improvement studies	Ended	1,202	Expense	Administration expenses	0	2009
Celulosa Arauco y Constitución S.A	Construction of Outlets	In process	19,582	Asset	Property, plant and equipment	4,658	2009
Alto Paraná S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	297	Asset	Property, plant and equipment	4,537	2009
Alto Paraná S.A	Expansion of solid industrial waste dumpsite for management of these in the future		3,605	Asset	Property, plant and equipment	6,778	2009
Alto Paraná S.A	Environmental improvement studies		7,026	Asset	Property, plant and equipment	5,593	2009- 2008
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	2,373	Asset	Property, plant and equipment	4,337	2009- 2010
Paneles Arauco S.A	Environmental improvement studies	In process	586	Expense	Administration expenses	1,096	2008
Paneles Arauco S.A	Environmental improvement studies	In process	181	Asset	Property, plant and equipment	716	2008
Forestal Celco S.A	Environmental improvement studies	In process	136	Expense	Administration expenses	401	2009
Aserraderos Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,714	Asset	Property, plant and equipment	343	2009
Aserraderos Arauco S.A	Environmental improvement studies	In process	207	Expense	Administration expenses	0	2009
Placas do Paraná S.A	Environmental improvement studies	In process	4,100	Asset	Property, plant and equipment	71	2009

			75,648			63,609

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23.    FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments at June 30, 2009, December 31, 2008 and January 1, 2008. An informative estimate of fair value is shown for instruments valued at amortized cost.

Financial Instruments	June 2009		December 2008		January 2008
	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair value ThU.S.$	Book value ThU.S.$
Assets
Fair value with change in Profit and Loss (Negotiation)	0	7,183	0	13,469	10,626
Interest Rate Swaps	0	7,183	0	7,707	10,626
Exchange Rate Forward	0	0	0	5,762	0
Loans and Accounts Receivables	746,229	921,698	704,699	763,975	971,697
Cash and cash equivalents	141,271	316,740	108,032	167,308	267,872
Cash	32,454	32,454	18,662	18,662	37,507
Fixed Term Deposits	97,822	97,822	72,198	72,198	36,260
Repurchased Agreements	10,995	10,995	17,172	17,172	0
Mutual Funds	0	175,469	0	59,276	194,105
Receivables (net)	604,958	604,958	596,667	596,667	703,825
Trades and Notes Receivable	535,402	535,402	536,730	536,730	601,571
Other Debtors	69,556	69,556	59,937	59,937	102,254
Hedging	0	2,541	0	0	0
Hedge Swaps	0	2,541	0	0	0
Liabilities
Financial Liabilities at amortized cost	3,166,551	3,146,350	2,961,647	2,850,950	3,026,819
Bonds issued in Dollars	1,850,917	1,829,627	1,829,990	1,799,876	1,840,063
Bonds issued in UF	377,102	385,087	203,668	187,815	0
Bank Loans in Dollars	644,053	637,157	612,624	547,893	870,555
Bank Loans in other currencies	4,827	4,827	4,267	4,268	3,477
Finance Leasing	894	894	1,394	1,394	3,597
Trades and other Payables	288,758	288,758	309,704	309,704	309,127
Financial liabilities with Change in Profit and Loss	0	12,030	0	14,051	7,007

Fair Value Financial Assets with Changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are financial assets held for negotiation. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as for negotiation unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, recognizing its changes in value in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Under this category, Arauco held the following financial assets at fair value with changes in profit and loss:

	June 2009 ThU.S.$	December 2008 ThU.S.$
Fair value with changes in profit and loss (Negotiation)	7,183	13,469
Interest Rate Swap	7,183	7,707
Forward Exchange Rate	0	5,762

Swaps: At the closing balance date, financial assets classified in this category are not considered hedging instruments as there is no uncertainty over their underlying liability. Therefore, these instruments obey the management strategy regarding implicit structural liquidity risk for Arauco operations.

Forwards: Arauco acquires this type of instruments to hedge functional currency exchange rate risks. These instruments are generally acquired with short-term maturity periods.

Held-to-Maturity Investments

These are non-derivative financial instruments with a fixed maturity date such as fixed interest securities and redeemable preference shares, which the company intends to hold until maturity and has the financial resources to do so. If they are sold prematurely (except for exceptional circumstances) the company would be obliged to reclassify the remainder of the investments included in this category as Available-for-sale for the current tax year and the following two years. These assets are valued at amortized cost, which is initial recognition less capital payments, plus (less) accumulated amortization using the effective rate method for any differences between initial recognition and the value at maturity, less any impairment or bad debt deductions.

At June 30, 2009 there were no assets held-to-maturity.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments, and are not traded on an active market, that is, they are not available for trading. In the balance sheet they are included in Current Assets, except for assets with a maturity exceeding 12 months. These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, debtors and notes receivable, and other debtors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

	June 2009 ThU.S.$	December 2008 ThU.S.$
Loans and Receivables
Cash and Cash Equivalents	316,740	167,308
Cash	32,454	18,662
Fixed Term Deposits	97,822	72,198
Repurchased Agreements	10,995	17,172
Mutual Funds	175,469	59,276
Receivables (Net)	604,958	596,667
Trades and Notes Receivable	535,402	536,730
Other Debtors	69,556	59,937

Cash and Cash Equivalents: Includes both cash flow and bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value. At June 2009, these investments had maturity periods of less than seven days.

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize short-term cash flow surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as US Dollars or Euros. This instrument is accepted by the Company’s placement policy.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, the operation activity or corporate purposes.

Other Debtors: Correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades are presented at net value, in other words, net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files and reaches legal bankruptcy agreement or is in default of payments, or when Arauco has exhausted all the debt collection instances within a reasonable period. These include telephone calls, e-mails and debt collection letters. In the case of sales in Chile corresponding to our distribution affiliate Arauco Distribución S.A., the provisions are estimated using a percentage of receivables which is determined on a case by case basis, considering the client’s internal risk classification and the debts aging (days past due).

Available-for-sale

Correspond to all financial assets not included in the previously mentioned categories. This also includes capital investment instruments that are not valued at fair value in the income statement. Furthermore, under IFRS, Arauco can consider any loan or receivable as an available-for-sale financial asset.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

At the closing balance sheet date Arauco had no Available-for-sale financial assets.

The following table summarizes Arauco’s financial assets at closing balance:

	June 2009 ThU.S.$	December 2008 ThU.S.$
Financial Assets
Fair Value with changes in Profit and Loss (Negotiation)	7,183	13,469
Loans and Receivables	921,698	763,975

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rate.

Also included in this category are the non-derivative financial assets for services or goods delivered to Arauco at closing of this balance sheet, which are yet to be paid. Generally these amounts are not insured and are generally paid within thirty days of recognition.

At closing balance, Arauco included in this classification obligations with banks and financial institutions, bonds issued in US Dollars and UF, creditors and other payables in this category.

	June 2009	December 2008	June 2009	December 2008
	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Financial Liabilities at Amortized Cost	3,166,551	2,961,647	3,146,350	2,850,950
Bonds Issued in Dollars	1,850,917	1,829,990	1,829,627	1,799,876
Bonds Issued in UF	377,102	203,668	385,087	187,815
Bank Loans in Dollars	644,053	612,624	637,157	547,893
Bank Loans in other Currencies	4,827	4,267	4,827	4,268
Financial Leasing	894	1,394	894	1,394
Trades and Other Payables	288,758	309,704	288,758	309,704

Fair Value Financial Liabilities with Changes in Profit and Loss

Liabilities, assigned as such at initial recognition and liabilities classified as held for negotiation shall be included in this category.

At closing balance, Arauco held one swap as a financial liability at fair value with changes in Profit and Loss.

	Jun-09	Dec-08
	Fair Value ThU.S.$
Financial Liabilities at Fair Value with changes in Profit and Loss	12,030	14,051

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

A summary of Arauco’s financial liabilities at closing balance date:

Financial Liabilities	Jun-09 ThU.S.$	Dec-08 ThU.S.$
Total Financial Liabilities	3,178,581	2,975,698
Financial Liabilities at Fair Value with Changes in Profit and Loss (negotiation)	12,030	14,051
Financial Liabilities Measured at Amortized Cost	3,166,551	2,961,647

Hedging Instruments

Hedging instruments registered at June 30, 2009 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded two cross currency swaps for a total of US$2,541 million.

Information on Swaps Assigned as Hedging

Nature of Risk

Arauco is exposed to the risk of US Dollar exchange rate variations in order to fulfill other currency obligations with the public, such as bonds issued in UF (Chilean unit of account).

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market (nemo: BARAU-H) with an annual 2.25% coupon and semi-annual interest payments (March and September). This bond is amortized at the end of the period (bullet). Given that the interests begin to accrue at March 1, 2009, the first payment shall be on September 1 of this year. The maturity date is March 1, 2014.

Arauco has two hedge swaps to cover the full amount of the bond:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this Swap Arauco receives semi-annual interest payments (March and September) based on a nominal amount of 1,000,000 UF at a 2.25% annual rate, and interest is payable semi-annually (March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 4.99%.

Maturity date of this Swap is March 1, 2014.

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract Arauco receives semi-annual interest payments (March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and interest rate is payable semi-annually (March and September) based on a notional amount of US$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 4.94%.

The maturity date of this Swap is March 1, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Hedging Strategy

Given that Arauco holds a high percentage of assets in Dollars the Company needs to reduce the exchange rate risk as it has obligations in readjustable Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from readjustable Pesos obligations from the series H bond, with US Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Effectivity Test

This test shows that Arauco eliminates the uncertainty of exchange rates by receiving cash flows in UF equivalents in order to meet bond commitments (BARAU-H), as well as paying a fixed amount in Dollars.

SERIES H DEVELOPMENT TABLE WITH HEDGE SWAPS

Nominal Value	UF 2,000,000	UF 1,000,000	UF 1,000,000	USD 35,700,986	USD 35,281,193
Interests	Bi-annual	Bi-annual	Bi-annual	Bi-annual	Bi-annual
Amortisation (1 payment)	March 1, 2014	March 1, 2014	March 1, 2014	March 1, 2014	March 1, 2014
Interest rate	2.25% annual 1.1187% sem.annually	2.25% annual 1.1187% sem.annually	2.25% annual 1.1187% sem.annually	4.99% annual 2.4646% sem.annually	4.94% annual 2.4402% sem.annually
Interest accrual initial date	March 1, 2009	March 1, 2009	March 1, 2009	March 1, 2009	March 1, 2009

Coupon	Interest Quota	Amortization Quota	Maturity date	Arauco UF/ Bond	Swap Banco Chile Arauco Receives	Swap JP Morgan Arauco Receives	Hedge UF	Swap Banco Chile Arauco Pays	Swap JP Morgan Arauco pays	Hedge USD
					UF	UF		USD	USD
				(a)	(b)	(c)	(a)+(b)+(c)	(d)	(e)	(d)+(e)
1	1	1	09/01/09	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
2	2	2	03/01/10	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
3	3	3	09/01/10	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
4	4	4	03/01/11	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
5	5	5	09/01/11	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
6	6	6	03/01/12	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
7	7	7	09/01/12	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
8	8	8	03/01/13	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
9	9	9	09/01/13	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
10	10	10	03/01/14	(2,022,374)	1,011,187	1,011,187	0	(36,580,872)	(36,142,124)	(72,722,997)

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in Profit and Loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are registered at fair value.

Swap: They are valued using the discount cash flow method at a discount rate in accordance with operational risk, using specific swap valuation tools provided by the Bloomberg terminal.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Held-to-Maturity Investments

At June 30, 2009 Arauco had no held-to-maturity investments.

Loans and Receivables

Its value is recorded at amortized cost using the effective interest rate method, discounting the provision for bad debt. For informative purposes, this value is a reasonable approximation of fair value.

Repurchased Agreements: These are valued at initial investment cost of the short-term instrument plus interest accrued at closing date for the year.

Mutual Funds: Given their nature, they are recognized at market value (market quote) at the closing date for the year.

Available-For-Sale

At June 30, 2009, Arauco had no Available-for-sale financial instruments.

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are valued at amortized cost value using the effective interest rate method.

For informative purposes, the fair value of these financial liabilities is shown. Estimates of bank obligations are determined using specific valuation techniques using cash flow discounted at rates in accordance with the risk of the operation, while bonds are valued at market price.

Financial Liabilities with Changes in Profit and Loss

Swap: These financial instruments are valued using the discount cash flow method at a rate in accordance with the operation risk, using the information given by each bank as a counterpart.

Hedging

These financial instruments are valued using the discount cash flow method at a rate in accordance with the operation risk, using the information given by each bank as a counterpart.

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects over Arauco’s financial profitability.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Arauco’s financial risk management is overseen by the Finance department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparts, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts.

As a policy, Arauco holds insurance policies for open account sales. These are to cover export sales from Celulosa Arauco S.A., Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco Wood, Arauco Colombia S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings). Placas do Paraná (Brazil) local sales credits are insured with Euler Hermes Insurance Company and for AraucoMex S.A the Company works with Atradius. These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to US$24 million in June 2009. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

Accounts exposed to this type of risk are: trade accounts receivable, notes receivable and miscellaneous debtors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

	June 2009 ThU.S.$	December 2008 ThU.S.$
Receivables (net)	595,248	588,803
Trades and Notes Receivable	540,801	543,553
Finance lease debtors	4,144	3,163
Other Debtors	72,082	58,393
Gross Subtotal	617,027	605,109
Estimated Trades and Uncollectable Notes - Bad Debt	(16,260)	(15,275)
Estimated Finance leases	0	0
Estimated Miscellaneous - Bad Debt	(5,519)	(1,031)
Subtotal Bad Debt	(21,779)	(16,306)

Non Current Receivables (net)	9,710	7,864
Trades and Notes Receivable	82	512
Finance lease debtors	6,635	4,777
Other Debtors	2,993	2,575
Gross Subtotal	9,710	7,864
Estimated Trades and Uncollectable Notes - Bad Debt	0	0
Estimated Finance leases	0	0
Estimated Miscellaneous - Bad Debt	0	0
Subtotal Bad Debt	0	0

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods.

Credit and Collections Department, which reports to the Finance Department, is responsible for minimizing receivables credit risk, supervising past due accounts. It is also responsible in the approval or rejection of credit limit for all sales. The standards and procedures for the correct control and risk management of credit sales are regulated by the Companies Credit Policy.

For customer credit line approval and/or modification, all Arauco Group companies have to follow an established procedure. All Credit requests are entered in to a Credit Evaluation model where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco Group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

In 2008, Arauco’s consolidated sales amounted to ThU.S.$3,730,562, of which 60.5% corresponded to credit sales, 25% to letters of credit sales and 14.5% to other types of sales, such as Cash Against Documents (CAD) and advance payments.

At December 2008, Arauco’s Sales Debtors reached ThU.S.$528,278 of which 63.2% corresponded to credit sales, 32.3% to letters of credit sales and 4.5% to other types of sales, such as CAD and advance payments, distributed among 1,928 clients. The client with the highest open account debt did not exceed 1.9% of total receivables at that date.

When analyzing the sales terms for the first quarter of 2009, consolidated Arauco sales amounted to ThU.S.$1,392,940 of which 59.3% corresponded to credit sales, 35% corresponded to letter of credit sales and 5.8% to other types of sales, such as Cash Against Documents (CAD) and advance payments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

At June 2009, Arauco’s Sales Debtors reached Th U.S. $524,541, of which 59.27% corresponded to credit sales, 34.99% to letter of credit sales and 5.75% to other types of sales, such as CAD and advance payments, distributed among 2,242 clients. The client with the highest open account debt did not exceed 1.88% of total receivables at that date.

Letter of credit sales are mainly from Asia and the Middle East. Credit assessments to the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies on country and world risk ranking, and on their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have registered past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

Impairment over the last five years including the first quarter of 2009, amounts to US$7.92 million which represents 0.05% of total sales during this period.

	SALES DEBTOR IMPAIRMENT AS A PERCENTAGE OF TOTAL SALES
	June 2009	2008	2007	2006	2005	2004
Sales Debtors Impairment	0.002%	0.153%	0.03%	0.021%	0.010%	0.006%

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management.

In March 2009, Arauco implemented a Guarantee Policy in order to control the accounting, valuation and expiration dates.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for risk Management, and Measurement Methods

The Finance Management department constantly monitors the company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco works with an investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, grouped according to their aging:

	June 2009 ThU.S.$
Maturity	0-1 year	1 to 3 years	3 to 5 years	Mores than 5 years	Total
Bank loans	288,880	198,852	113,148	48,000	648,880
Bonds issued in UF and dollars	137,630	673,305	759,549	657,535	2,228,019
Total	426,510	872,157	872,697	705,535	2,876,899

Investment Policy:

Arauco has an Investment Policy, which identifies and limits financial instruments and companies in which Arauco companies are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A. It is important to highlight that the company’s Treasury Department is centralized for its operations in Chile, by which the Head Office acts as an internal bank for Chilean affiliates, providing intercompany loans at a fixed rate determined by central management. Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where express authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits which depend on duration and on the issuer.

With regard to intermediaries, a methodology is used that aims at determining the relative risk level of each bank or entity with regard to their financial position and their debt and asset security, using a point system that gives a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official finance statements provided by the banks in evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by Risk Classification companies authorized by said entity, in this case Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criterias are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have express authorization from Arauco’s Chief Financial Officer.

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by exchange rate losses considering the currency in which assets, liabilities and investments are held, not included in the balance sheet of an entity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of US Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Profit.

Sensitivity analysis considers a variation of + / - 10% of the exchange rate at June 30, 2009 of the Chilean Peso. This fluctuation range is considered possible given current market conditions at closing date. With all other variables at a constant rate, a Dollar exchange rate variation of + / - 10% in relation to the Chilean Peso would mean a EBITDA variation of + / - US$ 14 million and a variation of + / - US$ 37 million for Profit After Tax for the following nine months.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	June 2009	December 2008
Bonds Issued in UF (E Series)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	7,000,000	5,000,000

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations. This risk mainly affects fixed income financial instruments.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations with the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing the exposure to changes in interest rates. At June 30, 2009 17.0% of the Company’s bonds and bank loans bear interest at variable rates. As a change of + / - 10% interest rate, which is considered a possible range of fluctuation given that market conditions would affect the total value of our financial liabilities at + / - 0.03% and our interests earned in + / - U.S. $ 0.9 million:

	June 2009 ThU.S.$	Total
Fix rate	2,387,536	83.0%
Bonds issued	2,228,019
Loans with banks	159,517
Variable rate	489,363	17.0%
Bonds issued	0
Loans with banks	489,363
Total	2,876,899	100.0%

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate in terms of demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales within the income statement and directly affect the net profit for the period.

At June 30, 2009 operational income due to pulp sales accounted for 52% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods.

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the respective safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of + / - 10% of the average pulp price a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + / - 10% in the average pulp price would mean a variation of the EBITDA of + / - US$ 82 million and + / - US$ 66 million for Net Profit at December, 2009.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS (IFRS 8)

Operating segments were defined in accordance with senior management internal reporting structure, in order to support operating decisions and resource allocation. Furthermore, availability of relevant financial information has been considered in order to define operating segments.

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Description of Products and Services which Provide Ordinary Income for each disclosed Segment

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties which it sells to its other business areas.

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different types of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the elaboration of diapers and female hygienic products.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately three million tons per year, placing the company among the world’s main producers. Pulp is sold in more than 40 countries, mainly in Europe and Asia, where it achieved and maintained a solid competitive position due to the excellent quality of its products and to the Company’s capacity to meet customer needs and high standards in logistics, which has resulted in an excellent market positioning of the Company on a worldwide basis.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at furniture, decoration and construction industries. In its eight industrial plants, 4 in Chile, 2 in Argentina and 2 in Brazil, the company has a total annual production capacity of 2.6 million m3 of plywood, PBO, MDF, Hardboards and moldings, making it one of the leading panel production companies in the world.

Sawn Timber

Sawn timber business unit department produces a wide range of wood and remanufactured products with different kinds of terminations and appearances, which include a wide variety of uses for furniture, packing, construction and refurbishing industries.

With 14 saw mills, 12 in Chile and two in Argentina, the company has a production capacity of 3.4 million m3 of sawn wood, making the company the leading wood producer in the Southern Hemisphere.

Furthermore, the company has six remanufacturing plants, five in Chile and one in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself of having quality wood for each of its products.

Arauco holds a growing forestry asset that is distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.5 million hectares at June 2009, of which 948.3 thousand hectares are used for plantation, 309 thousand hectares for native forests, 208 thousand hectares for other uses and 42.8 thousand hectares to be planted. Arauco’s principal plantations are Radiata and taeda pine. These are species which have a fast growth rate and short harvest cycles compared with other long fiber commercial woods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

General Information on Earnings, Assets and Liabilities

PERIOD ENDING JUNE 30, 2009	Pulp	Sawmill	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Income due to ordinary activities from external customers	764,346	218,211	43,907	359,065	7,411	0	1,392,940		1,392,940
Ordinary activity income among segments	8,328	1,519	320,804	19,362	12,038	0	362,051	(362,051)	0

Interest income	0	0	0	0	0	5.603	5,603	0	5,603
Interest expenses	0	0	0	0	0	(83,445)	(83,445)	0	(83,445)
Interest income, net	0	0	0	0	0	(77,842)	(77,842)	0	(77,842)

Depreciations and amortizations	66,708	8,209	3,017	15,474	1,790	0	95,198	0	95,198
Sum of significant income accounts	0	0	75,921	0	0	0	75,921	0	75,921
Sum of significant expense accounts	2,278	1,415	4,734	0	0	0	8,427	0	8,427

Profit (loss) of each specific segment	84,344	(1,205)	52,680	45,188	1,083	(122,047)	60,043	0	60,043

Company equity in profit and loss of associates and joint ventures Accounted for using the equity method	0	0	0	0	0	5,947	5,947	0	5,947

Income tax expense (income)	0	0	0	0	0	19,773	19,773	0	19,773

Non-monetary asset disbursements of the segment	88,029	13,415	65,503	12,386	2,823	10,131	192,287	0	192,287

Nationality of Ordinary Income
Ordinary income (Chilean companies)	664,428	197,546	27,755	229,637	553	0	1,119,919	0	1,119,919
Ordinary income – foreign (Foreign companies)	99,918	20,665	16,152	129,428	6,858	0	273,021	0	273,021
Total Ordinary Incomes	764,346	218,211	43,907	359,065	7,411	0	1,392,940	0	1,392,940

PERIOD ENDING JUNE 30, 2009	Pulp	Sawmill	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	3,834,408	442,603	4,707,998	811,481	48,074	746,446	10,591,010	(12,788)	10,578,222
Investment in associates through equity method	0	0	0	0	0	141,669	141,669	0	141,669
Segment liabilities	115,213	40,749	78,217	112,624	5,857	4,092,755	4,445,415	0	4,445,415

Nationality of non-current assets
Chile	2,660,074	217,395	3,489,758	250,980	1,980	234,550	6,854,737	2,067	6,856,804
Foreign	523,280	32,408	813,768	235,513	38,300	0	1,643,269	0	1,643,269
Non-current assets, Total	3,183,354	249,803	4,303,526	486,493	40,280	234,550	8,498,006	2,067	8,500,073

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

PERIOD ENDING JUNE 30, 2008	Pulp	Sawmill	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Income due to ordinary activities from external customers	1,050,452	383,299	53,537	483,790	13,626	0	1,984,704	0	1,984,704
Ordinary activity income among segments	23,709	1,921	378,666	34,249	15,774	0	454,319	(454,319)	0

Interest income	0	0	0	0	0	12,208	12,208	0	12,208
Interest expenses	0	0	0	0	0	(91,013)	(91,013)	0	(91,013)
Interest income, net	0	0	0	0	0	(78,805)	(78,805)	0	(78,805)

Depreciations and amortizations	60,090	10,712	2,079	22,627	998	0	96,506	0	96,506
Sum of significant income accounts	0	0	13,886	0	0	0	13,886	0	13,886
Sum of significant expense accounts	0	553	4,470	33	0	0	5,056	0	5,056

Profit (loss) of each specific segment	403,096	25,343	(32,994)	120,337	6,698	(189,964)	332,516	0	332,516

Company equity in profit and loss of associates and joint ventures Accounted for using the equity method	0	0	0	0	0	2,495	2,495	0	2,495

Income tax expense (income)	0	0	0	0	0	83,907	83,907	0	83,907

Non-monetary asset disbursements of the segment	96,062	11,129	78,926	23,752	2,075	4,532	216,476	0	216,476

Nationality of Ordinary Income
Ordinary income (Chilean companies)	913,177	346,570	36,533	288,167	1,461	0	1,585,907	0	1,585,908
Ordinary income – foreign (Foreign companies)	137,275	36,729	17,004	195,623	12,165	0	398,796	0	398,796
Total Ordinary Incomes	1,050,452	383,299	53,537	483,790	13,626	0	1,984,704	0	1,984,704

PERIOD ENDING DECEMBER 31, 2008	Pulp	Sawmill	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	3,897,485	459,032	4,542,933	754,033	53,116	563,037	10,269,636	(30,492)	10,239,144
Investment in associates through equity method	0	0	0	0	0	141,590	141,590	0	141,590
Segment liabilities	120,282	42,195	86,272	107,484	10,108	3,865,567	4,231,908	0	4,231,908

Nationality of non-current assets
Chile	2,641,882	211,757	3,420,940	253,819	2,122	228,115	6,758,635	6,076	6,764,711
Foreign	534,348	31,568	698,517	210,422	38,258	0	1,513,112	0	1,513,112
Non-current assets, Total	3,176,230	243,324	4,119,457	464,241	40,380	228,115	8,271,747	6,076	8,277,823

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

PERIOD FROM APRIL 01 TO JUNE 30, 2009	Pulp	Sawmill	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Income due to ordinary activities from external customers	402,107	118,404	24,617	183,964	3,708	0	732,800	0	732,800
Ordinary activity income among segments	578	1,370	164,808	11,497	4,998	0	183,251	(183,251)	0

Interest income	0	0	0	0	0	3,027	3,027	0	3,027
Interest expenses	0	0	0	0	0	(41,895)	(41,895)	0	(41,895)
Interest income, net	0	0	0	0	0	(38,868)	(38,868)	0	(38,868)

Depreciations and amortizations	35,677	4,048	1,957	7,311	1,790	0	50,783	0	50,783
Sum of significant income accounts	0	0	46,244	0	0	0	46,244	0	46,244
Sum of significant expense accounts	2,278	1,415	2,132	0	0	0	5,825	0	5,825

Profit (loss) of each specific segment	44,405	550	29,652	22,411	687	(51,288)	46,417	0	46,417

Company equity in profit and loss of associates and joint ventures Accounted for using the equity method	0	0	0	0	0	4,804	4,804	0	4,804

Income tax expense (income)	0	0	0	0	0	12,617	12,617	0	12,617

Nationality of Ordinary Income
Ordinary income (Chilean companies)	341,230	106,698	15,979	116,829	506	0	581,424	0	581,242
Ordinary income – foreign (Foreign companies)	60,877	11,706	8,638	67,135	3,202	0	151,558	0	151,558
Total Ordinary Incomes	402,107	118,404	24,617	183,964	3,708	0	732,800	0	732,800

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

PERIOD FROM APRIL 01 TO JUNE 30, 2008	Pulp	Sawmill	Forestry	Panels	Others	Corporate	Sub Total	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Income due to ordinary activities from external customers	562,056	193,240	16,513	250,273	1,376	0	1,023,458	0	1,023,458
Ordinary activity income among segments	(27,020)	968	195,590	14,338	7,906	0	191,782	(191,782)	0

Interest income	0	0	0	0	0	8,057	8,057	0	8,057
Interest expenses	0	0	0	0	0	(41,525)	(41,525)	0	(41,525)
Interest income, net	0	0	0	0	0	(33,468)	(33,468)	0	(33,468)

Depreciations and amortizations	32,967	5,218	1,062	11,547	901	0	51,695	0	51,695
Sum of significant income accounts	0	0	4,304	0	0	0	4,304	0	4,304
Sum of significant expense accounts	0	553	3,812	33	0	0	4,398	0	4,398

Profit (loss) of each specific segment	204,804	17,105	(31,140)	62,597	3,012	(110,931)	145,447	0	145,117

Company equity in profit and loss of associates and joint ventures Accounted for using the equity method	0	0	0	0	0	1,568	1,568	0	1,568

Income tax expense (income)	0	0	0	0	0	38,314	38,314	0	38,314

Nationality of Ordinary Income
Ordinary income (Chilean companies)	481,544	176,898	7,146	150,624	1,020	0	817,232	0	817,232
Ordinary income – foreign (Foreign companies)	80,512	16,342	9,637	99,649	356	0	206,226	0	206,226
Total Ordinary Incomes	562,056	193,240	16,513	250,273	1,376	0	1,023,458	0	1,023,458

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

June 30, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. EVENTS AFTER REPORTING PERIOD (IAS 10)

1) On August 26, 2009, Placas do Paraná S.A., a Brazilian subsidiary of Arauco, acquired 100% of the shares of the company named Tafisa Brasil S.A. (“Tafisa Brasil”), by means of a share purchase agreement executed with the companies named SCS Beheer, B.V. and Tafiber – Tableros de Fibras Ibéricos, S.L., which are both subsidiaries of Sonae Indústria, SGPS, S.A.

The transaction involves resources for approximately US$ 227 million, which are allocated in approximately US$ 165.2 million to pay the shares of Tafisa Brasil, with the balance corresponding to liabilities that the acquired company maintains.

Tafisa Brasil is a wood panels business company, its main asset being a productive plant located in the locality of Pien, State of Paraná (Brazil), which has two production lines of MDF (medium density fiberboard) and one production line of PB (particleboard), with a total installed capacity of 640,000 m3/year. Additionally, the plant has value added products lines destined to the construction industry and furniture.

The acquisition of this asset will permit Arauco to consolidate its presence in the Brazilian wood panels market, in which the Company already participates through Placas do Paraná S.A.

Arauco estimates that this transaction will have positive effects in the results of the Company, even though as of the date hereof such effects are not quantifiable.

2) On July 22, 2009, Celulosa Arauco y Constitución S.A., issued bonds under Rule 144A/Reg S, in the amount of US$ 500 million. The term of maturity of the bonds is 10 years. The interest rate is 7.25% per annum. The principal shall be repaid on the date of maturity of the bonds, which is July 29, 2019, while interest shall be payable on a semi-annual basis.

The funds resulting from the issue shall be destined to the refinancing of debts of the Company, and other corporate purposes.

No other events have occurred since June 30, 2009 and up to the issue of these financial statements that may affect significantly the financial situation of the Company.